UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

BBVA
Creating Opportunities

2019 Results
4Q19

BBVA

BBVA
Creating Opportunities

The future of banking is to **finance the Future**

At BBVA we do it **through**:

Providing our **shareholders** with solid results and above industry profitability levels

Net attributable **profit**[1]	**Profitability**[1]
€4,830M	ROTE 11.9% ROE 9.9%
TBV per share & dividends	**CET1** fully-loaded
6.53€	11.74%

1. Excluding the goodwill impairment in the United States

SHAREHOLDERS

Helping our **customers** in their lives and their business

57% (% penetration)	51% (% penetration)	59% (% total)
Digital customer	**Mobile** customers	Digital **sales**

We **simplify** financial management, we **help** you make the best decisions

CUSTOMERS

Counting on **employees** that are committed and have strong values

46% — **Number** of employees 126,973 — 54%

We live **our values**

- Customer **comes first**
- We think **big**
- We are **one team**

EMPLOYEES

Promoting a more sustainable and inclusive **society**

Sustainable **finances** (2025 Pledge)

€12Bn
€30Bn
€100Bn mobilized
2018
2019
2025

Use of **renewable energies** in Spain	Investment in **social programs**	**Tax** paid and collected
100%	€113.8M	€9,290M

SOCIETY

And we assume this responsibility with **our Purpose**

> "To bring the **age of opportunity** to **everyone**"

2

BBVA Group highlights

BBVA GROUP HIGHLIGHTS (CONSOLIDATED FIGURES)

	IFRS 9			IAS 39
	31-12-19	Δ %	31-12-18	31-12-17
Balance sheet (millions of euros)
Total assets	698,690	3.3	676,689	690,059
Loans and advances to customers (gross)	394,763	2.2	386,225	400,369
Deposits from customers	384,219	2.2	375,970	376,379
Total customer funds	492,022	3.8	474,120	473,088
Total equity	54,925	3.9	52,874	53,323
Income statement (millions of euros)
Net interest income	18,202	3.5	17,591	17,758
Gross income	24,542	3.3	23,747	25,270
Operating income	12,639	4.9	12,045	12,770
Net attributable profit	3,512	(35.0)	5,400	3,514
The BBVA share and share performance ratios
Number of shares (million)	6,668	—	6,668	6,668
Share price (euros)	4.98	7.5	4.64	7.11
Earning per share (euros) (1) (2)	0.66	3.4	0.64	0.63
Book value per share (euros)	7.32	2.8	7.12	6.96
Tangible book value per share (euros)	6.27	7.1	5.86	5.69
Market capitalization (millions of euros)	33,226	7.5	30,909	47,422
Yield (dividend/price; %)	5.2		5.4	4.2
Significant ratios (%)
ROE (net attributable profit/average shareholders’ funds +/- average accumulated other comprehensive income) (2)	9.9		10.2	9.7
ROTE (net attributable profit/average shareholders’ funds excluding average intangible assets +/- average accumulated other comprehensive income) (2)	11.9		12.4	12.0
ROA (Profit or loss for the year/average total assets) (2)	0.82		0.81	0.84
RORWA (Profit or loss for the year/average risk-weighted assets - RWA) (2)	1.57		1.56	1.57
Efficiency ratio	48.5		49.3	49.5
Cost of risk	1.04		1.01	0.89
NPL ratio	3.8		3.9	4.6
NPL coverage ratio	77		73	65
Capital adequacy ratios (%)
CET1 fully-loaded	11.74		11.34	11.08
CET1 phased-in (3)	11.98		11.58	11.71
Total ratio phased-in (3)	15.92		15.71	15.51
Other information
Number of clients (million)	78.1	4.4	74.8	72.8
Number of shareholders	874,148	(3.2)	902,708	891,453
Number of employees	126,973	1.1	125,627	131,856
Number of branches	7,744	(2.8)	7,963	8,271
Number of ATMs	32,658	0.5	32,502	32,327

General note: as a result of the amendment to IAS 12 “Income Taxes”, and in order to make the information comparable, the 2018 and 2017 income statements have been restated.

(1)   Adjusted by additional Tier 1 instrument remuneration.

(2)   Excluding the goodwill impairment in the United States in 2019, BBVA Chile in 2018 and Telefónica impairment in 2017.

(3)   Phased-in ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis of the Capital Requirements Regulation (CRR).

Significant ratios including the goodwill impairment in the United States in 2019, BBVA Chile in 2018 and the Telefónica impairment in 2017 (%)

	31-12-19	Δ %	31-12-18	31-12-17
Earning per share (euros) (1)	0.47	(37.7)	0.75	0.46
ROE (net attributable profit/average shareholders’ funds +/- average accumulated other comprehensive income) (2)	7.2		11.7	7.4
ROTE (net attributable profit/average shareholders’ funds excluding average intangible assets +/- average accumulated other comprehensive income) (2)	8.6		14.3	9.1
ROA (Profit or loss for the year/average total assets)	0.63		0.92	0.68
RORWA (Profit or loss for the year/average risk-weighted assets - RWA)	1.20		1.76	1.27

(1)	Adjusted by additional Tier 1 instrument remuneration.
(2)

The ROE and ROTE ratios include, in the denominator, the Group’s average shareholders’ funds and take into account the item called “Accumulated other comprehensive income”, which forms part of the equity. Excluding this item, the ROE would stand at 6.3%, in 2019; 10.2%, in 2018; and 6.7%, in 2017; and the ROTE at 7.4%, 12.1% and 8.0%, respectively.

3

Relevant events

Results

•	Generalized increase of recurring revenue items (net interest income plus net fees and commissions), which, in constant terms, grow in all business areas.

•	Higher contribution from the NTI, which compensates the lower contribution of the other operating income and expenses line.

•	Contained growth in the operating expenses and improvement of the efficiency ratio.

•	Impairment on financial assets increased 4.3% year-on-year, mainly as a result of higher loan-loss provisions in the United States.

•

Following the annual evaluation of its goodwills, BBVA has recorded a goodwill impairment in the United States of €1,318m, mainly due to the evolution of interest rates in the country and the slowdown in the economy. This impact does not affect the tangible net equity, the capital, or the liquidity of BBVA Group and is included in the Corporate Center in the line of other gains (losses) of the income statement.

•

In 2019, the net attributed profit stood at €3,512m, 35.0% less than in 2018. If BBVA Chile (the results contributed up to its sale and the capital gains generated by the operation) and the goodwill impairment in the United States are excluded from the year-on-year comparison, the Group’s net attributable profit grew by 2.7% compared to 2018.

Balance sheet and business activity

•

The number of loans and advances to customers (gross) registered a growth of 2.2% during 2019, with increases in the business areas of Mexico, and to a lesser extent, in the United States, South America and Rest of Eurasia.

•	Good performance of customer funds (up 3.8% year-on-year) thanks to the evolution of demand deposits, mutual funds and pension funds.

Solvency

•

As a result of the supervisory review and evaluation process (SREP) carried out by the European Central Bank (ECB), BBVA received a communication on December 4, that it is required to maintain, on a consolidated basis and as of January 1, 2020, a CET1 capital ratio of 9.27% and a total capital ratio of 12.77%. On December 31, 2019, the fully-loaded CET1 ratio stood at 11.74%, up 51 basis points in the year (excluding the impact of IFRS 16 standard’s implementation). Thus, BBVA’s capital adequacy ratios at the end of 2019 remained above the regulatory requirements applicable as of January 1, 2020.

4

Risk management

•

Positive performance of the risk metrics. Non-performing loans showed a downward trend similar to previous years. The NPL ratio stood at 3.8%, the NPL coverage ratio at 77% and the cost of risk at 1.04%.

Transformation

•	The Group’s digital and mobile customer base continues to grow, with more than 50% of customers operating through mobile channels. Digital sales also evolved positively in 2019.

Other matters of interest

•	During the 2019 financial year, two restatements of consolidated information were made:

•

As a result of the implementation of IAS 29 “Financial information in hyperinflationary economies,” and in order to make the 2019 information comparable to that of 2018, the balance sheets, the income statements and ratios for the Group’s first three quarters of the 2018 financial year and the South American business area, were restated to reflect the impacts of hyperinflation in Argentina in the quarter in which they were generated. This impact was recorded for the first time in the third quarter of 2018, but with accounting effects as of January 1, 2018.

•

The amendment to IAS 12 “Income Tax” has meant that the tax impact of the distribution of generated benefits must be recorded in the “Expense or income for taxes on the profits of the continuing activities” of the consolidated income statement for the year, when previously recorded as “Net equity”. So, in order for the information to be comparable, the information for the years shown above has been restated in such a way that a payment of €76 million and a charge of €5 million have been recorded in the consolidated profit and loss accounts for the years 2018 and 2017, respectively, against “Less: Interim dividends.” This reclassification has no impact on the consolidated net assets.

•

On August 7, 2019, BBVA reached an agreement with Banco GNB Paraguay S.A., for the sale of its stake in Banco Bilbao Vizcaya Argentaria Paraguay, S.A. (hereinafter BBVA Paraguay), which amounts to 100% of its share capital. As a result of the above, all items in BBVA Paraguay’s balance sheet have been reclassified into the category of “Non-current assets (liabilities) and disposal groups held for sale” (hereinafter NCA&L).

•

On January 1, 2019, IFRS 16 “Leases” entered into force, which requires the lessee to recognize the assets and liabilities arising from the rights and obligations of lease agreements. The main impacts are the recognition of an asset through the right of use and a liability based on future payment obligations. The impact of the first implementation was €3,419m and €3,472m, respectively, resulting in a decrease of 11 basis points of the CET1 capital ratio.

5

Group information

Macro and industry trends

Global growth decelerated in 2019 to growth rates slightly below 3% in annual terms in the second half of the year, below the 3.6% of 2018. Increased trade protectionism and geopolitical risks had a negative impact on economic activity, mainly on exports and investment, additionally to the structural slowdown in the Chinese economy and the cyclical moderation of the US and eurozone economies. However, the counter-cyclical policies announced last year, led by central banks, along with the recent reduction in trade tensions between the United States and China and the disappearance of the risk of a disorderly Brexit in the short term, are leading to some stabilization of global growth, based on the relatively strong performance of private consumption supported by the relative strength of labor markets and low inflation. Thus, global growth forecasts stand around 3.2% for both 2019 and 2020.

In terms of monetary policy, the major central banks took more loosening measures last year. In the United States, the Federal Reserve reduced interest rates between July and October by 75 basis points to 1.75%. In the eurozone, the European Central Bank (ECB) announced in September a package of monetary measures to support the economy and the financial system, including: (i) a deposit facility interest rate reduction of ten basis points, leaving them at -0.50%, (ii) the adoption of a phased interest rate system for the previously mentioned deposit facility, (iii) a new debt purchase program of 20 billion euros per month, and (iv) an improvement in financing conditions for banks in the ECB’s liquidity auctions. The latest signs of growth stabilization contributed to the decision of both monetary authorities to keep interest rates unchanged in recent months, although additional stimulus measures are not ruled out in the event of a further deterioration of the economic environment. In China, in addition to fiscal stimulus decisions and exchange rate depreciation, a cut in reserve requirements for banks was recently announced and base rates have been reduced. Accordingly, interest rates will remain low in major economies, enabling emerging countries to gain room for maneuver.

Spain

In terms of growth, the latest data confirms that GDP continues to grow at a higher rate than in the rest of the eurozone, though it has slowed to 0.4% quarterly in the second quarter of 2019 from an average growth of around 0.7% since 2014, and stabilized in the third quarter. This result reflects a moderation in domestic demand, in both private consumption and investment, as well as some fading stimuli and the negative effect of uncertainty.

As for the banking system, the total volume of credit to the private sector continues to decline while asset quality indicators improve (the non-performing loan ratio was 5.1% in October 2019). Profitability remained under pressure (ROE of 5.2% in the first nine months of 2019) due to low interest rates and lower business volumes. Spanish institutions maintain comfortable levels of capital adequacy and liquidity.

The United States

In the third quarter of 2019, growth remained stable at 2.1% on an annualized quarterly basis , following the slowdown observed in the previous quarter from rates of 3.1% at the beginning of last year, confirming a period of economic moderation and dispelling , for the time being, , fears of a recessionary scenario. The strength of private consumption, based on the soundness of the labor market, continues to contrast with weak investment, negatively affected by political uncertainty and lower global growth, coupled with poorer performance of net exports. In this context, the Federal Reserve points to a pause in interest-rate cuts to 1.75% as long there are no l significant changes in the scenario, although additional stimulus measures are not ruled out in the event of a further deterioration in the economic environment, nor an upward adjustment if inflation rises more than expected.

In the banking system, as a whole, the most recent activity data (November 2019) show that credit and deposits in the system are growing at year-on-year rates of 4.0% and 10.6%, respectively. Non-performing loans remain under control; thus the with the non-performing loan ratio stood at 1.46% at the end of the third quarter of 2019.

Mexico

In terms of growth, the economy stagnated in the third quarter of 2019 after three quarters of slight contraction (about - 0.1% per quarter) and no signs of recovery were visible in the last quarter of the year, especially in terms of investment. Several f factors were behind this behavior: the delay in ratifying f the new trade agreement between the United States and Canada, the continuing uncertainty due to external and internal factors, the slowdown in the manufacturing sector in the United States, as well as the slowdown in employment and private consumption. In this context, inflation declined rapidly and significantly from annual rates of just over 4% in mid-year to 2.8% in December 2019, promoting the central bank to initiate an interest rate-cut cycle, with four cuts of 25 basis points between August and December, to 7.25%.

6

The banking system continued to grow year-on-year. According to data from November 2019, lending and deposits grew by 4.7% and 4.0% year-on-year respectively, with increases in all portfolios. The non-performing loan ratio remained under control (2.24% in November 2019, compared to 2.18% twelve months previously) and capital indicators were comfortable.

Turkey

In terms of growth, the Turkish economy technically emerged from the recession in the first quarter of 2019, growing by 1.7% on a quarterly basis, and the recovery continued although at a more moderate rate in the second and third quarters (1.0% and 0.4%, respectively). The correction in domestic demand seems to have ended in the third quarter with the recovery of private consumption and investment, although support for net exports dissipated and slightly hampered growth. The economy is expected to have grown by 0.8% in 2019. Inflation slowed significantly during the second half of the year, from rates of just over 20% to around 12% in December. In this context, the central bank cut the interest rate by 425 basis points in July, 325 basis points in September, 250 basis points in October, 200 basis points in December down to a 12.00% interest rate at the end of the year. In January 2020, the central bank reduced the interest rate 75 basis points to 11.25%.

With data from November 2019, the total volume of credit in Turkish liras in the banking system increased by 11.4% year-on-year while credit in foreign currency grew by 4.9% in the same period. The NPA ratio stood at 5.3% at the end of November 2019.

Argentina

With regards to economic growth, following the outcome of the primary elections in mid-August 2019, capital outflows led to a sharp exchange rate depreciation, a situation that the government attempted to alleviate with a highly restrictive monetary policy and capital control measures. All this resulted in a rapid deterioration in confidence, a sharp increase in inflation, a fall in real wages and consequently, a sharp contraction in consumption and investment. The external sector is the sole support for the activity, prompted by the boost of depreciation on exports along with a considerable adjustment of imports. There is uncertainty about the measures and policies that will be implemented to tackle the crisis.

In the banking system, loans and deposits are growing at high rates, although with a significant influence of high inflation. Profitability indicators are very high (ROE: 42.9% and ROA: 4.8% in October 2019) and non-performing loans increased, with a NPL ratio of 4.9% in October 2019.

Colombia

The economy continued to recover in 2019, with growth slightly above the 3.0% year-on-year average level until the third quarter, after advancing 2.6% in 2018. The recovery continues to be driven by consumption as well as investment in machinery and equipment. Private consumption is expected to moderate somewhat in light of the deterioration of the labor market and weak confidence, although this will be partly offset by higher expenditure linked to the increase in immigration, while investment in construction should start to show signs of recovery, supported by some public policies. Nevertheless, growth is expected to remain relatively stable in the coming quarters. Inflation increased in the second half of the year to levels around 3.8% due mainly to the effect of the exchange rate depreciation, but still within the target range of the Bank of the Republic, which kept the reference interest rate at 4.25%.

Total credit in the banking system grew by 9.1% year-on-year in September 2019, with a non-performing loan ratio of 4.4%. Total deposits increased by 8.5% year-on-year in the same period.

Peru

Activity slowed in 2019, with annual growth of about 2% from rates of around 4% in 2018. This weak growth responded to the worse performance of primary activities, and to a lower public investment that was noted in construction and some manufacturing. In this context, with inflation below the 2% target, the central bank lowered the interest rate by 50 basis points between August and November to 2.25%. In 2020, the growth of the Peruvian economy could gain traction once some of the temporary factors that affected primary activities disappear, once public investment returns to normal and reconstruction efforts resume in some areas of the north of the country.

The banking system showed moderate year-on-year growth rates in lending and deposits (+7.3% and +12.0% respectively, in September 2019), with reasonably high levels of profitability (ROE: 18.9%) and contained non-performing loans (NPL ratio: 2.7%).

7

INTEREST RATES (PERCENTAGE)

	31-12-19	30-09-19	30-06-19	31-03-19	31-12-18	30-09-18	30-06-18	31-03-18
Official ECB rate	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Euribor 3 months (1)	(0.39)	(0.42)	(0.33)	(0.31)	(0.31)	(0.32)	(0.32)	(0.33)
Euribor 1 year (1)	(0.26)	(0.34)	(0.19)	(0.11)	(0.13)	(0.17)	(0.18)	(0.19)
USA Federal rates	1.75	2.00	2.50	2.50	2.50	2.25	2.00	1.75
TIIE (Mexico)	7.25	7.75	8.25	8.25	8.25	7.75	7.75	7.50
CBRT (Turkey)	12.00	16.50	24.00	24.00	24.00	24.00	17.75	8.00

(1)	Calculated as the month average.

EXCHANGE RATES (EXPRESSED IN CURRENCY/EURO)

	Year-end exchange rates			Average exchange rates
	31-12-19	Δ % on 31-12-18	Δ % on 30-09-19	2019	Δ % on 2018
U.S. dollar	1.1234	1.9	(3.1)	1.1195	5.5
Mexican peso	21.2202	6.0	1.1	21.5531	5.3
Turkish lira	6.6843	(9.4)	(8.0)	6.3595	(10.3)
Peruvian sol	3.7205	3.8	(1.1)	3.7335	3.9
Argentine peso (1)	67.29	(35.7)	(7.2)	—	—
Chilean peso	841.13	(5.4)	(6.1)	786.75	(3.8)
Colombian peso	3,681.54	1.7	2.4	3,673.67	(5.2)

(1)	According to IAS 29 “Financial information in hyperinflationary economies”, the year-end exchange rate is used for the conversion of the Argentina income statement.

8

Results

The BBVA Group generated a net attributable profit of €3,512m in 2019. The good performance of the most recurrent revenue (net interest income plus net commissions and fees) and the net trading income (NTI), were offset by a greater adjustment for hyperinflation in Argentina, reflected in the line of other operating income and expenses, a greater amount of impairment on financial assets, greater provisions and, in particular, the goodwill impairment in the United States in December 2019 for an amount of €1,318m, reflected in the line of other gains (losses). The comparison with the previous year (down 35.0%) is influenced, on the one hand, by the above-mentioned goodwill impairment in the United States and on the other, by the positive impact generated by the capital gains (net of taxes) from the sale of BBVA Chile in 2018. In a more homogeneous comparison, without taking into account these two impacts and excluding the profit generated by BBVA Chile until its sale, the net attributable profit from 2019 was 2.7% higher than the previous year (up 2.0% at constant exchange rates).

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)

	2019				2018
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	4,727	4,488	4,566	4,420	4,692	4,309	4,302	4,287
Net fees and commissions	1,290	1,273	1,256	1,214	1,226	1,173	1,244	1,236
Net trading income	490	351	116	426	316	212	285	410
Other operating income and expenses	(89)	22	(18)	8	(83)	38	6	92
Gross income	6,418	6,135	5,920	6,069	6,151	5,733	5,838	6,026
Operating expenses	(3,082)	(2,946)	(2,952)	(2,922)	(2,981)	(2,825)	(2,921)	(2,975)
Personnel expenses	(1,637)	(1,572)	(1,578)	(1,553)	(1,557)	(1,459)	(1,539)	(1,565)
Other administrative expenses	(1,039)	(971)	(976)	(977)	(1,119)	(1,062)	(1,087)	(1,106)
Depreciation	(406)	(403)	(398)	(392)	(305)	(304)	(295)	(304)
Operating income	3,335	3,189	2,968	3,147	3,170	2,908	2,917	3,050
Impairment on financial assets not measured at fair value through profit or loss	(1,187)	(1,187)	(753)	(1,023)	(1,353)	(1,023)	(783)	(823)
Provisions or reversal of provisions	(243)	(113)	(117)	(144)	(66)	(123)	(85)	(99)
Other gains (losses)	(1,444)	(4)	(3)	(22)	(183)	831	67	41
Profit/(loss) before tax	460	1,886	2,095	1,957	1,568	2,593	2,116	2,170
Income tax	(430)	(488)	(595)	(541)	(411)	(624)	(585)	(599)
Profit/(loss) for the year	31	1,398	1,500	1,416	1,157	1,969	1,531	1,570
Non-controlling interests	(186)	(173)	(241)	(234)	(145)	(154)	(265)	(262)
Net attributable profit	(155)	1,225	1,260	1,182	1,012	1,815	1,266	1,308
Earning per share (euros) (1)	(0.04)	0.17	0.17	0.16	0.14	0.26	0.17	0.18
Of which:
Goodwill impairment in the United States	(1,318)
BBVA Chile (2)						633	35	29
Net attributable profit excluding the goodwill impairment in the United States and BBVA Chile	1,163	1,225	1,260	1,182	1,012	1,182	1,231	1,279
Earning per share excluding the goodwill impairment in the United States and BBVA Chile (euros) (1)	0.16	0.17	0.17	0.16	0.14	0.16	0.17	0.17

General note: the application of accounting for hyperinflation in Argentina was done for the first time in September 2018 with accounting effects from January 1, 2018, recording the impact of the 9 months in the third quarter. In addition, during 2019 an amendment to IAS 12 “Income Taxes” was introduced with accounting effects from January 1, 2019. Therefore, in order to make the information comparable, the quarterly income statements for 2019 and 2018 have been restated.

(1)	Adjusted by additional Tier 1 instrument remuneration.
(2)	Earnings generated by BBVA Chile until its sale on July 6, 2018 and the capital gains from the operation.

9

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)

	2019	Δ %	Δ % at constant exchange rates	2018
Net interest income	18,202	3.5	4.3	17,591
Net fees and commissions	5,033	3.2	3.6	4,879
Net trading income	1,383	13.1	15.4	1,223
Other operating income and expenses	(77)	n.s.	n.s.	54
Gross income	24,542	3.3	4.2	23,747
Operating expenses	(11,902)	1.7	2.2	(11,702)
Personnel expenses	(6,340)	3.6	4.2	(6,120)
Other administrative expenses	(3,963)	(9.4)	(8.9)	(4,374)
Depreciation	(1,599)	32.4	32.1	(1,208)
Operating income	12,639	4.9	6.1	12,045
Impairment on financial assets not measured at fair value through profit or loss	(4,151)	4.3	6.0	(3,981)
Provisions or reversal of provisions	(617)	65.3	66.7	(373)
Other gains (losses)	(1,473)	n.s.	n.s.	755
Profit/(loss) before tax	6,398	(24.2)	(23.8)	8,446
Income tax (1)	(2,053)	(7.5)	(7.4)	(2,219)
Profit/(loss) for the year (1)	4,345	(30.2)	(29.7)	6,227
Non-controlling interests	(833)	0.8	11.6	(827)
Net attributable profit (1)	3,512	(35.0)	(35.3)	5,400
Earning per share (euros) (2)	0.47			0.75
Of which:
Goodwill impairment in the United States	(1,318)
BBVA Chile (3)				697
Net attributable profit excluding the goodwill impairment in the United States and BBVA Chile	4,830	2.7	2.0	4,703
Earning per share excluding the goodwill impairment in the United States and BBVA Chile (euros) (2)	0.66			0.64

(1)	As a result of the amendment to IAS 12 “Income Taxes”, and in order to make the information comparable, the 2018 income statement has been restated.
(2)	Adjusted by additional Tier 1 instrument remuneration.
(3)	Earnings generated by BBVA Chile until its sale on July 6, 2018 and the capital gains from the operation.

Unless expressly stated otherwise, for a better understanding of the evolution of the main items in the Group’s income statement, the variation rates shown below are reported at constant exchange rates and the quarterly changes are from the last quarter of the year with respect to the previous quarter.

Gross income

Gross income showed a year-on-year growth of 4.2%, supported by the favorable performance of the net interest income and the NTI and, to a lesser extent, the growth in net fees and commissions.

Net interest income grew by 4.3% year-on-year and 4.4% compared to the previous quarter. By business areas, Mexico and South America had notable year-on-year performance.

10

Net fees and commissions also recorded a positive performance showing a year-on-year growth of 3.6%, thanks to the favorable contribution from all the business areas, in particular Turkey and Spain. In the fourth quarter, they grew by 0.7%.

As a result, the most recurrent revenue items increased by a 4.1% year-on-year (up 3.6% in the quarter).

NTI closed with an increase of 15.4% year-on-year and registered an excellent evolution in the last quarter of the year (up 31.8%) mainly explained by the results generated by Spain and Turkey.

The line of other operating income and expenses closed the year with a negative balance of €77m compared to the positive balance of €54m recorded in 2018, mainly due to the higher adjustment for hyperinflation in Argentina, as well as a greater contribution to the SRF (Single Resolution Fund) and the FGD (Deposit Guarantee Fund).

Operating income

Operating expenses increased 2.2% in 2019 (up 1.7% at current exchange rates) showing a lower growth compared to inflation in most of the countries where BBVA is present. Spain continued to show notable reduction in costs, resulting from the cost control plans.

The efficiency ratio continued to improve as a result of operating expenses growing below gross income, which stood at 48.5% at the end of the year, significantly below the level reached in 2018 (down 92 basis points at constant exchange rates). As a result of the aforementioned, the operating income registered a year-on-year growth of 6.1%.

11

Provisions and other

The impairment on financial assets not measured at fair value through profit or loss (impairment on financial assets) showed an increase of 6.0% in 2019. By business areas, it was notable the higher loan-loss provisions in the United States for specific clients of the commercial portfolio and the larger write-offs in the consumer portfolio in South America, (for Argentina and Peru), and to a lesser extent in Mexico, explained by the growth on this portfolio and the impact of the macro scenario deterioration. On the contrary, Spain recorded a 43.6% year-on-year reduction for lower provision requirements mainly due to the positive effect of non-performing and write-off portfolios sales in 2019.

Provisions or reversal of provisions (hereinafter, provisions) was 66.7% above the 2018 figure, mainly due to greater endowments in Turkey and Argentina. Other gains (losses) mainly reflects the already mentioned goodwill impairment in the United States closing with a loss of €-1,473m, compared with the profit of €755m in 2018, which mainly includes the capital gains from the sale of BBVA Chile.

Results

As a result of the above, the Group’s net attributable profit in 2019 was €3,512m, 35.3% lower than the profit obtained the previous year (down 35.0% at current exchange rates). The comparison with respect to 2018 is influenced by the goodwill impairment in the United States and by the positive impact generated by the capital gains from the sale of BBVA Chile. In a more homogeneous comparison, without taking into account these two impacts and excluding the profit generated by the sale of BBVA Chile the net attributable profit from 2019 was 2.7% higher than the previous year (up 2.0% at constant exchange rates).

12

By business areas, and in millions of euros, Spain generated 1,386, the United States 590, Mexico recorded 2,699 in profit, Turkey 506, South America 721 and the Rest of Eurasia 127.

13

Balance sheet and business activity

The most relevant aspects of the Group’s balance sheet and business activity as of December 31, 2019 are summarized below:

•	Loans and advances to customers (gross) increased by 2.2% during 2019, with increases in the business areas of Mexico, and, to a lesser extent, the United States, South America and Rest of Eurasia.

•	Non-performing loans continued in a downward trend falling by 2.1% during the year, mainly due to the sales of the non-performing-loan portfolios in Spain.

•

Customer deposits had a good performance along the year, with an increase of 2.2% compared to December 2018 (up 1.3% in the last quarter), mainly explained by the good evolution of demand deposits (up 7.6% year-on-year, up 2.8% in the last quarter).

•	Off-balance sheet funds had an increase of 9.8% compared to December 31, 2018, thanks to the good performance of both mutual funds and pension funds.

•	Regarding to tangible assets, the balance as of December 31, 2019 was affected by the implementation of IFRS 16 “Leases,” which led to a growth resulting from its first implementation of €3,419m.

•	Regarding the intangible assets, during the fourth quarter of 2019, the United States goodwill has been impaired by €1,318m, which does not affect the tangible net equity nor liquidity of BBVA Group.

•

The figure for other assets/other liabilities at the end of December 2019 includes the assets and liabilities of BBVA Paraguay, which have been classified as non-current assets and liabilities held for sale (hereinafter NCA&L) in the consolidated public balance sheet, once the BBVA Group made public through a relevant event to the Spanish Securities Market Commission (hereinafter CNMV for its acronym in Spanish) the sales agreement, aforementioned in the relevant events section.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)

	31-12-19	Δ %	31-12-18
Cash, cash balances at central banks and other demand deposits	44,303	(23.9)	58,196
Financial assets held for trading	102,688	14.0	90,117
Non-trading financial assets mandatorily at fair value through profit or loss	5,557	8.2	5,135
Financial assets designated at fair value through profit or loss	1,214	(7.6)	1,313
Financial assets at fair value through accumulated other comprehensive income	61,183	8.6	56,337
Financial assets at amortized cost	439,162	4.6	419,660
Loans and advances to central banks and credit institutions	17,924	36.8	13,103
Loans and advances to customers	382,360	2.2	374,027
Debt securities	38,877	19.5	32,530
Investments in subsidiaries, joint ventures and associates	1,488	(5.7)	1,578
Tangible assets	10,068	39.3	7,229
Intangible assets	6,966	(16.2)	8,314
Other assets	26,060	(9.5)	28,809
Total assets	698,690	3.3	676,689
Financial liabilities held for trading	89,633	11.0	80,774
Other financial liabilities designated at fair value through profit or loss	10,010	43.1	6,993
Financial liabilities at amortized cost	516,641	1.5	509,185
Deposits from central banks and credit institutions	54,700	(7.7)	59,259
Deposits from customers	384,219	2.2	375,970
Debt certificates	63,963	4.7	61,112
Other financial liabilities	13,758	7.1	12,844
Liabilities under insurance and reinsurance contracts	10,606	7.9	9,834
Other liabilities	16,875	(0.9)	17,029
Total liabilities	643,765	3.2	623,814
Non-controlling interests	6,201	7.6	5,764
Accumulated other comprehensive income	(7,235)	0.3	(7,215)
Shareholders’ funds	55,958	3.0	54,326
Total equity	54,925	3.9	52,874
Total liabilities and equity	698,690	3.3	676,689
Memorandum item:
Guarantees given	45,952	(3.6)	47,574

14

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)

	31-12-19	Δ %	31-12-18
Public sector	28,193	(1.1)	28,504
Individuals	174,608	2.4	170,501
Mortgages	110,500	(0.9)	111,528
Consumer	36,438	4.3	34,939
Credit cards	14,892	10.3	13,507
Other loans	12,778	21.4	10,527
Business	176,008	3.0	170,872
Non-performing loans	15,954	(2.4)	16,348
Loans and advances to customers (gross)	394,763	2.2	386,225
Allowances (1)	(12,402)	1.7	(12,199)
Loans and advances to customers	382,360	2.2	374,027

(1)

Allowances include the valuation adjustments for credit risk during the expected residual life of those financial instruments which have been acquired (mainly originated from the acquisition of Catalunya Banc, S.A.). As of December 31, 2019 and 2018 the remaining amount was €433m and €540m, respectively.

CUSTOMER FUNDS (MILLIONS OF EUROS)

	31-12-19	Δ %	31-12-18
Deposits from customers	384,219	2.2	375,970
Current accounts	280,391	7.6	260,573
Time deposits	96,583	(10.8)	108,313
Other deposits	7,246	2.3	7,084
Other customer funds	107,803	9.8	98,150
Mutual funds and investment companies	68,639	11.8	61,393
Pension funds	36,630	8.3	33,807
Other off-balance sheet funds	2,534	(14.1)	2,949
Total customer funds	492,022	3.8	474,120

15

Solvency

Capital base

BBVA’s fully loaded CET1 ratio stood at 11.74% at the end of 2019 which, excluding the impact of IFRS 16 standard’s implementation that entered into force on January 1, 2019 (down 11 basis points), the ratio increased by 51 basis points during the year. This increase is supported by the profit generation, net of dividend payments and remuneration of contingent convertible capital instruments (CoCos), notwithstanding the moderate growth of risk-weighted assets. In addition, the goodwill impairment in the United States recognized by the Group amounting to €1,318m has no impact on the regulatory capital.

Risk-weighted assets (RWAs) increased by approximately €16,100m in 2019 as a result of activity growth, mainly in emerging markets and the incorporation of regulatory impacts (the application of IFRS 16 standard and TRIM - Targeted Review of Internal Models) for approximately €7,600m (impact on the CET1 ratio of -25 basis points). It should be noted that during the second quarter of the year the recognition by the European Commission1 of Argentina as a country whose supervisory and regulatory requirements are considered equivalent had a positive effect on the evolution of the RWAs.

The fully loaded additional tier 1 ratio (AT1) stood at 1.62% as of December 31, 2019. In this regard, BBVA S.A. carried out an issue of €1,000m CoCos, registered at the Spanish Securities Market Commission (CNMV) with an annual coupon of 6.0% and a redemption option from the fifth year, and another issue of the same type of instruments, registered in the Securities Exchange Commission (hereinafter, SEC) for USD 1,000m and a coupon of 6.5% with a redemption option after five and a half years.

On the other hand, in February 2020 the CoCos issuance of €1,500m with 6.75% coupon issued in February 2015 will be amortised. As of December 31, 2019, it is no longer included in the capital ratios.

Finally, in terms of issues eligible as Tier 2 capital, BBVA S.A. issued a € 750m subordinated debt over 10-year period and a redemption option in the fifth year, coupon of 2.575%; and carried out the early redemption of two subordinated-debt issues: one for €1,500m with a 3.5% coupon issued in April 2014 and redeemed in April 2019, and another issued in June 2009 by Caixa d’Estalvis de Sabadell with an outstanding nominal amount of €4.9m and redeemed in June 2019.

With regard to the subsidiaries of the Group, BBVA Mexico carried out a Tier 2 issuance of USD 750m over a 15-year period with an early redemption option from the tenth year and a 5.875% coupon; and partially repurchased two subordinated debt issuances (USD 250m due in 2020 and USD 500m due in 2021). Meanwhile, Garanti Bank issued another Tier 2 issuance of TRY 253m.

All of this, together with the evolution of the remaining elements eligible as Tier 2 capital, set the Tier 2 fully loaded ratio at 2.06% as of December 31, 2019.

In addition, in January 2020, BBVA, S.A. issued €1,000m of Tier 2 eligible subordinated debt over a ten-year period, with an early redemption option in the fifth year, with a coupon of 1%. This issue will be included in the capital ratios for the first quarter of 2020 with an estimated impact of approximately +27 basis points on the T2 capital ratio.

The phased-in CET1 ratio stood at 11.98% at the end of 2019, taking into account the transitional implementation of IFRS 9. The AT1 stood at 1.66% and the Tier 2 at 2.28%, resulting in a total capital ratio of 15.92%. These levels are above the requirements established by the supervisor in its SREP (Supervisory Review and Evaluation Process) letter, applicable in 2019. Starting on January 1st, 2020, at the consolidated level, this requirement has been established at 9.27% for the CET1 ratio and 12.77% for the total capital ratio. It should be noted that the Pillar 2 requirement of CET1 remains unchanged from the one included in the previous SREP decision, being the sole difference of the capital requirement, the evolution of the Countercyclical Capital buffer of approximately 0.01%. Furthermore, as of December 31, 2019, the Group’s capital ratios remain above the regulatory requirements applicable as of January 1, 2020.

1

On April 1, 2019, the Official Journal of the European Union published Commission Implementing Decision (EU) 2019/536, which includes Argentina within the list of third countries and territories whose supervisory and regulatory requirements are considered equivalent for the purposes of the treatment of exposures in accordance with Regulation (EU) No. 575/2013.

16

CAPITAL BASE (MILLIONS OF EUROS)

	CRD IV phased-in			CRD IV fully-loaded
	31-12-19 (1) (2)	30-09-19	31-12-18	31-12-19 (1) (2)	30-09-19	31-12-18
Common Equity Tier 1 (CET 1)	43,653	43,432	40,313	42,856	42,635	39,571
Tier 1	49,701	51,035	45,947	48,775	50,112	45,047
Tier 2	8,324	8,696	8,756	7,505	7,798	8,861
Total Capital (Tier 1 + Tier 2)	58,025	59,731	54,703	56,281	57,910	53,907
Risk-weighted assets	364,448	368,196	348,264	364,943	368,690	348,804
CET1 (%)	11.98	11.80	11.58	11.74	11.56	11.34
Tier 1 (%)	13.64	13.86	13.19	13.37	13.59	12.91
Tier 2 (%)	2.28	2.36	2.51	2.06	2.12	2.54
Total capital ratio (%)	15.92	16.22	15.71	15.42	15.71	15.45

(1)

As of December 31, 2019, the difference between the phased-in and fully-loaded ratios arises from the temporary treatment of certain capital items, mainly of the impact of IFRS9, to which the BBVA Group has adhered voluntarily (in accordance with article 473bis of the CRR).

(2)	Provisional data.

In November 2019, BBVA received a new communication from the Bank of Spain regarding its minimum requirement for own funds and eligible liabilities (MREL), as determined by the Single Resolution Board, that was calculated taking into account the financial and supervisory information as of December 31, 2017.

In accordance with such communication, BBVA has to reach, by January 1, 2021, an amount of own funds and eligible liabilities equal to 15.16% of the total liabilities and own funds of its resolution group, on sub-consolidated basis (the MREL requirement). Within this MREL, an amount equal to 8.01% of the total liabilities and own funds shall be met with subordinated instruments (the subordination requirement), once the relevant allowance is applied.

This MREL requirement is equal to 28.50% in terms of risk-weighted assets (RWA), while the subordination requirement included in the MREL requirement is equal to 15.05% in terms of RWA, once the relevant allowance has been applied.

In order to comply with this requirement, BBVA has continued its issuance program during 2019 by closing three public senior non-preferred debt, for a total of €3,000m, of which one in green bonds by €1,000m. In addition, BBVA issued a senior preferred debt of €1,000m.

The Group estimates that the current own funds and eligible liabilities structure of the resolution group meets the MREL requirement, as well as with the new subordination requirement.

Finally, the Group’s leverage ratio maintained a solid position, at 6.7% fully loaded (6.9% phased-in), which remains the highest among its peer group.

17

Ratings

In 2019, Moody’s, S&P, DBRS and Scope confirmed the rating they assigned to BBVA’s senior preferred debt (A3, A-, A (high) and A+, respectively). Fitch increased this rating by a notch in July 2019, considering that BBVA’s loss-absorbing debt buffers (such as senior non-preferred debt) are sufficient to materially reduce the risk of default. In these actions, the agencies highlighted the Group’s diversification and self-sufficient franchise model, with subsidiaries responsible for managing their own liquidity. These ratings, together with their outlooks, are shown in the following table:

RATINGS

Rating agency	Long term (1)	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Stable
Fitch	A	F-1	Negative
Moody’s	A3	P-2	Stable
Scope Ratings	A+	S-1+	Stable
Standard & Poor’s	A-	A-2	Negative

(1)	Ratings assigned to long term senior preferred debt. Additionally, Moody’s and Fitch assign A2 and A rating respectively, to BBVA’s long term deposits.

18

Risk management

Credit risk

Positive performance of BBVA Group’s risk metrics in 2019:

•

Credit risk increased by 1.9% in 2019. At constant exchange rates the growth was 1.7%, where the decrease in Spain was offset by growth in the other business areas. In the fourth quarter credit risk increased 0.9% (up 2.1% at constant exchange rates) Growth was particularly strong in Spain and Mexico; and in the United States and Turkey, at constant exchange rates.

•

The balance of non-performing loans fell by 2.1% in 2019 (down 2.2 at constant exchange rates), primarily due to the sale of non-performing loan portfolios in Spain, partially offsetting the growth in Turkey and, to a lesser extent, in Mexico. In the fourth quarter if fell by 2.1% (down 0.7% at constant exchange rates).

•	The NPL ratio stood at 3.8% at the end of 2019 a decrease of 12 basis points compared to September and of 15 basis points in t the year.

•	Loan-loss provisions increased by 2.6% in the last twelve months (up 3.5% at constant exchange rates).

•	The NPL coverage ratio closed at 77%, which was an improvement of 349 basis points compared to the close of 2018.

•	The cumulative cost of risk stood at 1.04% at the end of 2019, in line with the end of 2018.

CREDIT RISK (1) (MILLIONS OF EUROS)

	31-12-19 (2)	30-09-19 (2)	30-06-19	31-03-19	31-12-18
Credit risk	441,964	438,177	434,955	439,152	433,799
Non-performing loans	16,730	17,092	16,706	17,297	17,087
Provisions	12,817	12,891	12,468	12,814	12,493
NPL ratio (%)	3.8	3.9	3.8	3.9	3.9
NPL coverage ratio (%) (3)	77	75	75	74	73

(1)	Include gross loans and advances to customers plus guarantees given.
(2)	Figures without considering the classification of non-current assets held for sale (NCA&L).
(3)

The NPL coverage ratio includes the valuation adjustments for credit risk during the expected residual life of those financial instruments which have been acquired (mainly originated from the acquisition of Catalunya Banc, S.A.). Excluding these allowances, the NPL coverage ratio would stand at 74% in 2019 and 70% in 2018.

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)

	4Q19 (1) (2)	3Q19 (2)	2Q19	1Q19	4Q18
Beginning balance	17,092	16,706	17,297	17,087	17,693
Entries	2,484	2,565	2,458	2,353	3,019
Recoveries	(1,509)	(1,425)	(1,531)	(1,409)	(1,560)
Net variation	975	1,139	927	944	1,459
Write-offs	(1,074)	(991)	(958)	(775)	(1,693)
Exchange rate differences and other	(262)	237	(561)	41	(372)
Period-end balance	16,730	17,092	16,706	17,297	17,087
Memorandum item:
Non-performing loans	15,954	16,337	15,999	16,559	16,348
Non performing guarantees given	777	755	707	738	739

(1)	Preliminary data.
(2)	Figures without considering the classification of non-current assets held for sale (NCA&L).

19

Structural risks

Liquidity and funding

Management of liquidity and funding at BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of financing, always in compliance with current regulatory requirements.

Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity, (taking deposits or accessing the market with their own rating), without fund transfers or financing occurring between either the parent company and the subsidiaries, or between the different subsidiaries. This strategy limits the spread of a liquidity crisis among the Group’s different areas, and ensures that the cost of liquidity and financing is correctly reflected in the price formation process.

The financial soundness of the BBVA Group’s banking companies continues to be based on the funding of lending activity, fundamentally through the use of stable customer funds. During 2019, liquidity conditions remained strong across all countries in which the BBVA Group operates:

•

In the eurozone, the liquidity situation remains strong, with a slight increase in the credit gap over the course of the year. In December, BBVA participated in the second liquidity auction of the European Central Bank’s long-term loan program, TLTRO III, due to its favorable conditions in terms of cost and term. In this respect, the corresponding part of the TLTRO II program was amortized.

•

In the United States, the liquidity situation is sound. In 2019, there was a decrease in the credit gap, primarily due to the increase in deposits, as a result of deposit-taking campaigns and a slowdown in lending activity. It should be noted that the very short term tensions that occurred in the United States repo market during the second half of the year, which forced the Federal Reserve to act by providing liquidity, had no impact on BBVA USA due to its low dependence on this type of transaction and the maintenance of an adequate liquidity buffer.

•

In Mexico, the liquidity situation remains strong, despite a slight increase in the credit gap during the year due to a higher growth in credit investment compared to deposits. The liquidity situation reflects the measures that management carried out during the year to increase deposits, especially in foreign currency, under the pressure of strong competition.

•

In Turkey, a good liquidity situation is maintained, despite the wholesale financing maturities recorded during the year, with an adequate buffer in the event of a possible liquidity stress scenario. The credit gap improved during the year on both balance sheets, due to the reduction of loans versus the growth of foreign currency deposits, while in local currency, there is a higher growth of deposits compared to loan growth.

•

In South America, the liquidity situation remains strong throughout the region. In Argentina, the high volatility generated in the markets during the mid-year electoral process, resulted in an outflow of US dollar deposits in the banking system. The rate of outflows, however, had been substantially contained by the end of the year, and even experienced slight inflows. In this context, BBVA Argentina successfully dealt with this situation, relying on the solid liquidity position it maintained, as shown by the adequate liquidity ratios.

The BBVA Group’s liquidity coverage ratio (LCR) remained well above 100% throughout 2019 and stood at 129% as of December 31, 2019. It comfortably exceeded 100% in all subsidiaries (eurozone 147%, Mexico 147%, the United States 145% and Turkey 206%). For the calculation of this ratio, it is assumed that there is no transfer of liquidity among subsidiaries; i.e. no kind of excess liquidity levels in foreign subsidiaries are considered in the calculation of the consolidated ratio. When considering these excess liquidity levels, the BBVA Group’s LCR would stand at 158% (29 percentage points above 129%).

The Net Stable Funding Ratio (NSFR), defined as the ratio between the amount of stable funding available and the amount of stable funding required, is one of the Basel Committee’s essential reforms, and requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance-sheet activities. This ratio should be at least 100% at all times. At the BBVA Group, the NSFR, calculated according to the Basel requirements, remained above 100% throughout 2019 and stood at 120% as of December 31, 2019. It comfortably exceeded 100% in all subsidiaries (eurozone 113%, Mexico 130%, the United States 116% and Turkey 151%).

The wholesale financing markets in which the Group operates remained stable.

The main transactions carried out by companies that form part of the BBVA Group during 2019 were:

•

BBVA, S.A. issued three senior non-preferred debt instruments. The first was a €1,000m, five year term bond with a fixed annual coupon of 1.125%, d; the second, in the form of a green bond (second after the inaugural bond issued in May 2018), also amounted to €1,000m, with an annual coupon of 1% and a seven-year term; and the

20

third one was issued in September for €1,000m over a five-year period with a coupon of 0.375%, being the lowest coupon achieved by a senior non-preferential debt issue in Spain and the lowest paid by BBVA for senior debt (preferred and non-preferred). In November, BBVA issued a €1,000m seven-year preferred senior debt instrument with a 0.375% coupon.

•	In addition, in January 2020, BBVA, S.A. issued a €1,250m seven-year senior non-preferred debt with a coupon of 0.5%; the lowest achieved by a Spanish issuer of this product with this maturity.

•

In regards to capital issuances, BBVA, S.A. conducted three public capital issuances: the issuance of preferred securities that may be converted into ordinary BBVA shares (CoCos), registered with the Spanish Securities Market Commission (CNMV) for €1,000m, with an annual coupon of 6.0% and an amortization option as of the fifth year; another issuance of CoCos, registered with the SEC, for USD 1,000mn and a coupon of 6.5% with an amortization option after five and a half years; and a Tier 2 subordinated debt issuance of €750m, with a maturity period of ten years and an amortization option in the fifth year and a coupon of 2.575%.

•	In January 2020, BBVA, S.A. issued €1,000m of Tier 2 subordinated debt over a ten-year period, with an option of early amortization in the fifth year, and a coupon of 1%.

•

In addition, during 2019 the early amortization option of the CoCos issuance in the amount of €1,500m with a coupon of 7% and issued in February 2014, was executed, and in February 2020, the amortization of the €1,500m CoCos issued in February 2015 with a coupon of 6.75%, was announced; a Tier 2 subordinated debt issuance for €1,500m with a coupon of 3.5% and issued in April 2014, was also amortized. In June 2019, BBVA, S.A., as the universal successor to Unnim Banc, S.A.U., exercised the early amortization of the issuance of subordinated bonds, originally issued by Caixa d’Estalvis de Sabadell, for an outstanding nominal amount of €4,878,000.

•

In the United States, BBVA USA, during the third quarter of the year, issued USD 600 million senior bond with a five-year maturity and 2.5% coupon. The purpose of this issuance was to renew a maturity of the same amount.

•

In Mexico, a €471m senior debt instrument was issued in the second quarter of the year in the local market in two tranches: €236m three year maturity at a rate of TIIE +28 basis points and a €236m 8 years maturity referenced to Mbono +80 basis points, obtaining the lowest funding cost in the history of the local market in both maturities. In the third quarter, a Tier 2 issuance was executed in the amount of USD 750 million, with a maturity of 15 years, with an early amortization option in the tenth year and a coupon of 5.875%. The funds obtained were used to carry out a partial repurchase of two subordinated issuances that were no longer being calculated in capital (USD 250 million with maturity in 2020 and USD 500 million with maturity in 2021).

•

In Turkey, Garanti BBVA, in the first quarter of the year, issued a Diversified Payment Rights (DPR) securitization for USD 150 million with a five year maturity. It also renewed syndicated loans for USD 784m in the first half of the year and USD 800m in the second half of the year. Garanti obtained financing for an amount of USD 322m through a bilateral loan and issued a USD 50m green bond in December. Additional bilateral funds for USD 110m were also signed in December 2019.

•

In South America, during 2019, BBVA Peru issued an equivalent amount of €116m, of which, €66m were issued during the last quarter of the year. While BBVA Argentina issued marketable bonds on the local market for approximately €53m (€29m in the last quarter of the year, after the change of government). In Chile, Forum issued a bond on the local market for an amount equivalent to €107m in the first half of 2019.

Foreign exchange

Foreign exchange risk management of BBVA’s long-term investments, principally stemming from its overseas franchises, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

In 2019, the Argentine peso (-36%) and the Turkish lira (-9%) depreciated against the euro, while the Mexican peso (+6%) and the US dollar (+2%) appreciated on a year-on-year basis.. BBVA has maintained its policy of actively hedging its main investments in emerging markets, covering on average between 30% and 50% of the annual earnings and around 70% of the excess CET1 capital ratio. Based on this policy, the sensitivity of the CET1 ratio to a depreciation of 10% against the euro of the main emerging-market currencies stood at -4 basis points for the Mexican peso and -2 basis points for the Turkish lira. In the case of the US dollar, the sensitivity to a depreciation of 10% against the euro is approximately +11 basis points, as a result of RWAs denominated in US dollars outside the United States. The coverage level for the expected earnings for 2020 is currently 24% for Mexico and 20% for Turkey.

Interest rate

The aim of managing interest-rate risk is to limit the sensitivity of the balance sheets to interest rate fluctuations. BBVA carries out this work through an internal procedure following the guidelines established by the European Banking Authority (EBA), which measures the sensitivity of net interest income and economic value to determine the potential impact of a range of scenarios on the Group’s different balance sheets.

21

The model is based on assumptions intended to realistically mimic the behavior of the balance sheet. Of particular relevance are assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates. These assumptions are reviewed and adapted at least once a year to take into account any changes in behavior.

BBVA maintains, at the aggregate level, a favorable position in net interest income in the event of an increase in interest rates, as well as a moderate risk profile, in line with its target, through effective management of structural balance sheet risk.

By area, the main aspects of the balance sheets are:

•

Spain and the United States have balance sheets characterized by a high proportion of variable-rate loans in the loan portfolio (basically, mortgages in Spain and corporate lending in both countries) and liability composed mainly of customer deposits. The ALCO portfolios act as hedges for the bank’s balance sheet, mitigating its sensitivity to interest rate fluctuations. The profile of both balances remained stable during 2019, with a moderate reduction in the sensitivity of net interest income to lower interest rates in the two business areas.

•

In Mexico, the balance shown throughout 2019 between the balances referenced at the fixed and variable interest rates was maintained. In terms of the assets most sensitive to interest rate fluctuations, the corporate portfolio stands out, while consumer loans and mortgages are mostly at a fixed rate. The ALCO portfolio is used to neutralize the longer duration of customer deposits. The sensitivity of the interest margin remained limited and stable during 2019.

•

In Turkey, the interest rate risk (between the Turkish lira and US dollars) was very limited: on the asset side, the sensitivity of loans, mostly fixed-rate but with relatively short maturities and the ALCO portfolio, including inflation-linked bonds, is balanced by the sensitivity of deposits, which are re-priced in the short term, in liabilities. The evolution of the currency balance sheets was positive in the year, showing a reduction in the sensitivity of the net interest income.

•

In South America, the interest rate risk remained low due to the fixed/variable composition and maturities being very similar for assets and liabilities in most countries in the region. In addition, in balance sheets with several currencies, interest rate risk is managed for each of the currencies, showing a very low level of risk. Balance sheet profiles in the countries that make up this business area remain stable, maintaining a bounded and near-constant net interest income sensitivity throughout 2019.

Economic capital

Economic risk capital (ERC) consumption, in consolidated terms, close the year 2019, at €29,918m, a decrease of 4.0% compared to the end of December 2018. The change, in the same period and at constant exchange rates was of -2.8%. This decrease was primarily due to the elimination in the ERC calculation of the goodwill, which became computed as a deduction in the economic patrimony of the Group, in line with the regulatory approach.

22

The BBVA share

The main stock market indexes performed positively during 2019. In Europe, the Stoxx Europe 600 index increased by 23.2% in year-on-year terms, with a 5.8% increase in the fourth quarter. In Spain, the rise of the Ibex 35 during 2019 was more moderate (up 11.8% in 2019 and up 3.3 in the fourth quarter). In the United States, the growth rates remain as observed throughout the year and the S&P 500 rose 28.9% in 2019.

With regard to the banking sector indexes, particularly in Europe, its performance was worse than the general market indexes despite the good performance in the fourth quarter. The Stoxx Europe 600 Banks index, which includes banks in the United Kingdom, and thebanks index for the Eurozone, the Euro Stoxx Banks, revalued by 8.6% and 11.1%, respectively in 2019. In the United States, the S&P Regional Banks Select Industry Index, on the other hand, increased 24.2% compared to the close of the 2018 financial year.

For its part, the BBVA share price increased by 7.5% during the year, up 4.2% in the fourth quarter, and closing December 2019 at €4.98.

THE BBVA SHARE AND SHARE PERFORMANCE RATIOS

	31-12-19	31-12-18
Number of shareholders	874,148	902,708
Number of shares issued	6,667,886,580	6,667,886,580
Daily average number of shares traded	30,705,133	35,909,997
Daily average trading (millions of euros)	153	213
Maximum price (euros)	5.68	7.73
Minimum price (euros)	4.19	4.48
Closing price (euros)	4.98	4.64
Book value per share (euros)	7.32	7.12
Tangible book value per share (euros)	6.27	5.86
Market capitalization (millions of euros)	33,226	30,909
Yield (dividend/price; %) (1)	5.2	5.4

(1)	Calculated by dividing shareholder remuneration over the last twelve months by the closing price of the period.

Regarding shareholder remuneration, on October 15 BBVA paid a cash interim dividend of €0.10 (gross) per share on account of the 2019 dividend. A cash payment in a gross amount of €0.16 per share, to be paid in April 2020 as final dividend for 2019, is expected to be proposed for the consideration of the competent governing bodies. Therefore, total shareholder remuneration in 2019 stands at €0.26 (gross) per share. This payment is consistent with the shareholder remuneration policy announced by Relevant Event of February 1, 2017.

23

As of December 31, 2019, the number of BBVA shares remained at 6.668 billion, held by 874,148 shareholders, of which 43.40% are Spanish residents and the remaining 56.60% are non-residents.

SHAREHOLDER STRUCTURE (31-12-2019)

	Shareholders		Shares
Number of shares	Number	%	Number	%
Up to 150	172,992	19.8	12,164,060	0.2
151 to 450	174,299	19.9	47,783,471	0.7
451 to 1800	274,137	31.4	268,797,845	4.0
1,801 to 4,500	133,283	15.2	379,651,861	5.7
4,501 to 9,000	61,967	7.1	390,206,201	5.9
9,001 to 45,000	51,300	5.9	888,557,789	13.3
More than 45,001	6,170	0.7	4,680,725,353	70.2

Total	874,148	100.0	6,667,886,580	100.0

BBVA shares are included on the main stock market indexes, including the Ibex 35, and the Stoxx Europe 600 index, with a weighting of 6.7% and 0.4%, respectively at the closing of December of 2019. They are also included on several sector indexes, including Stoxx Europe 600 Banks, which includes the United Kingdom, with a weighting of 3.8% and the Euro Stoxx Banks index for the eurozone with a weighting of 7.9%.

Finally, BBVA maintains a significant presence on a number of international sustainability indexes or Environmental, Social and Governance (ESG) indexes, which evaluates companies’ performance in these areas. In September, BBVA continued to be included in the Dow Jones Sustainability Index (DJSI), the markets leading benchmark index, which measures the economic, environmental and social performance of the most valuables companies by market capitalization of the world (in the DJSI World and DJSI Europe), achieving the highest score in financial inclusion and occupational health and safety and the highest score in climate strategy, environmental reporting and corporate citizenship and philanthropy.

24

MAIN SUSTAINABILITY INDICES ON WHICH BBVA IS LISTED AS OF 31-12-19

(1)

The inclusion of BBVA in any MSCI index, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement or promotion of BBVA by MSCI or any of its affiliates. The MSCI indices are the exclusive property of MSCI. MSCI and the MSCI index names and logos are trademarks or service marks of MSCI or its affiliates.

25

Responsible banking

At BBVA we have a differential banking model which arises from our purpose: to bring the age of opportunities to everyone. This purpose leads our strategy, inspires our culture and values and moves us to create opportunities, not only for our shareholders, but also for our customers, our employees and society as a whole.

The four pillars of BBVA’s responsible banking model are as follows:

•	Balanced relationships with its customers, based on transparency, clarity and responsibility.

•	Sustainable finance to combat climate change, respect human rights and achieve the United Nations Sustainable Development Goals (SDGs).

•	Responsible practices with employees, suppliers and other stakeholders.

•	Community investment to promote social change and create opportunities for all.

BBVA seeks to maintain a balanced relationship with its customers and with this aim, many advances were made towards improving transparency and clarity in recent years. The emphasis in 2019 was on promoting financial health, defined as the dynamic relationship between health and personal finance, which is achieved when the individual makes decisions and adopts behaviors, routines and habits that allow him or her to be in a better financial situation to overcome crises and achieve their objectives. With the aim of focusing on financial health, BBVA included a financial health indicator (Net Financial Health Score -NFHS-) among the indicators that measure the degree to which customers perceive BBVA as a transparent and clear bank compared to its peers. As of December 2019, BBVA ranked first in the NFHS indicator in four countries: Spain, Mexico, Colombia and Peru, and second in Turkey and Argentina.

In 2019 BBVA focused on making advances to the achievement of the United Nations Sustainable Development Goals (SDGs), mainly through its 2025 Pledge. The pledge is a commitment based on three lines of action:

•

To finance: Since the launch in 2018 of the 2025 Pledge in which BBVA committed to mobilize €100 billion in 5 years, €30 billion have been mobilized in sustainable finance, of which 18 were mobilized in 2019. Additionally, BBVA published the first monitoring report on its first green bond, issued in 2018, which has contributed to reduce around 275,000 tons of CO2 in its first year and generate 558 gigawatts/hour of renewable electricity in its first year. In June 2019, the Group issued a second green bond for €1 billion and an excellent feedback among investors.

•	To manage the environmental and social risks associated with the Group’s activity in order to minimize its potential direct and indirect negative impacts.

¡

With respect to direct impacts, BBVA continued to work in 2019 to reduce its environmental footprint through the Global Eco-efficiency Plan (GEP) and reach the objectives established in the 2025 Pledge: on the one hand, to reduce by 68% its CO2 emissions, on the other, to contract 70% of the energy production from renewable sources in 2025, and 100% in 2030.

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Regarding indirect impacts management, BBVA developed sector-specific norms that allow to provide guidance for decision-making in relation to customers operating in sectors such as: defense, mining, energy, agriculture and infrastructure. BBVA is committed to gradually align the bank’s portfolio with the Paris Agreement, being the first bank disclosing its CO2 emissions-related assets.

•

To engage all stakeholders (employees, customers, suppliers and society) to collectively promote the financial sector’s contribution to sustainable development. In 2019, BBVA signed the principles for responsible banking promoted by UNEP FI, the United Nations Program for the Environment and Financial Entities. These principles are a collective response of 131 global financial institutions and the UN with the aim to deal with climate emergency and sustainability challenges that society faces nowadays. In the frame of these principles BBVA joined the Collective Commitment to Climate Action launched by 31 international financial institutions in the United Nations climate summit in New York. BBVA also had an active role in the UN Climate Change Conference (COP 25) hosted in Madrid.

Regarding responsible practices with employees, BBVA helps to achieve the SDG number 5: gender equality. In 2019, Talent & Culture area launched several initiatives to support gender diversity:

•

Levelling the playing field in order to balance the professional possibilities between men and women, for which a new model for conciliation was promoted, policies regarding maternity and paternity were reviewed, and collaboration with external communities was encouraged.

•

Making female talent more visible, with the aim of identifying and supporting high-potential women more effectively through training, networking, coaching and mentoring programs. An Employee Resource Group (ERG) was also launched to support gender diversity, made up of male and female Group employees.

26

•	Eliminating biases in key processes, through online and face-to-face training on unconscious biases and analysis of internal and external interview processes and promotion processes.

BBVA’s efforts to promote diversity have earned it a place in the Bloomberg Gender Equality Index, a ranking of the top 100 global companies in terms of gender diversity, and in the Equileap Global Report on Gender Equality, which selects the 200 best companies in the world in terms of gender equality. BBVA is also a signatory of the Diversity Charter at European level and of the United Nations Women’s Empowerment Principles.

In 2019 BBVA continued to promote the main lines of action established in the Community Investment Plan to foster social change and bring the age of opportunities to everyone. In 2019 €113,8m were allocate to the following areas:

•	Financial education, as a means to improve people’s financial health through training in financial skills and competencies, through face-to-face and digital channels.

•	Social entrepreneurship, by supporting the most vulnerable entrepreneurs and those who generate a positive social impact via their companies, as well as raising the visibility of their initiatives.

•	Knowledge, education and culture, through support for initiatives that promote the sustainable development of societies and enable the creation of opportunities for people.

27

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different business areas. Specifically, for each one of them, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios.

In 2019, BBVA Group’s business areas reporting structure of the BBVA Group’s business areas differs from the one presented at the end of 2018, as a result of the integration of the Non-Core Real Estate business area into Banking Activity in Spain, now reported as “Spain”. In order to make the 2019 information comparable to 2018, the figures for this area have been re-expressed.

BBVA Group’s business areas are summarized below:

•	Spain mainly includes the banking and insurance businesses that the Group carries out in this country.

•	The United States includes the financial business activity that BBVA carries out in the country and the activity of the BBVA, S.A branch in New York.

•	Mexico includes banking and insurance businesses in this country as well as the activity that BBVA Mexico carries out through its branch in Houston.

•	Turkey reports the activity of BBVA Garanti group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

•

South America basically includes banking and insurance businesses in the region. With respect to the agreement reached with Banco GNB Paraguay, S.A., for the sale of BBVA Paraguay, it is estimated that the closing will take place during the first quarter of 2020, once all the required authorizations are obtained.

•	Rest of Eurasia includes the banking business activity carried out in Asia and in Europe, excluding Spain.

The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function; management of structural exchange rate positions; some equity instruments issuances to ensure an adequate management of the Group’s global solvency. It also includes portfolios whose management is not linked to customer relationships, such as industrial holdings; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets.

In addition to these geographical breakdowns, supplementary information is provided for the wholesale business carried out by BBVA, i.e. Corporate & Investment Banking (CIB), in the countries where it operates. This business is relevant to have a broader understanding of the Group’s activity and results due to the important features of the type of customers served, products offered and risks assumed.

The information by business area is based on units at the lowest level and/or companies that comprise the Group, which are assigned to the different areas according to the main region or company group in which they carry out their activity.

As usual, in the case of the different business areas in America, in Turkey and in CIB, the results of applying constant exchange rates are given as well as the year-on-year variations at current exchange rates.

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MAJOR INCOME STATEMENT ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center
2019
Net interest income	18,202	3,645	2,395	6,209	2,814	3,196	175	18,435	(233)
Gross income	24,542	5,734	3,223	8,029	3,590	3,850	454	24,880	(339)
Operating income	12,639	2,480	1,257	5,384	2,375	2,276	161	13,933	(1,294)
Profit/(loss) before tax	6,398	1,878	705	3,691	1,341	1,396	163	9,173	(2,775)
Net attributable profit	3,512	1,386	590	2,699	506	721	127	6,029	(2,517)
2018 (1)
Net interest income	17,591	3,698	2,276	5,568	3,135	3,009	175	17,860	(269)
Gross income	23,747	5,968	2,989	7,193	3,901	3,701	414	24,167	(420)
Operating income	12,045	2,634	1,129	4,800	2,654	1,992	127	13,336	(1,291)
Profit/(loss) before tax	8,446	1,840	920	3,269	1,444	1,288	148	8,910	(463)
Net attributable profit (2)	5,400	1,400	736	2,367	567	578	96	5,743	(343)

(1)

The income statements for 2018 were reexpressed due to changes in the reallocation of some expenses related to global projects and activities between the Corporate Center and the business areas incorporated in 2019.

(2)	As a result of the amendment to IAS 12 “Income Taxes”, and in order to make the information comparable, the 2018 income statement has been restated.

29

MAJOR BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)
		Business areas
	BBVA Group	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center	Deletions	NCA&L (1)
31-12-19
Loans and advances to customers	382,360	167,341	63,162	58,081	40,500	35,701	19,660	384,445	813	(1,692)	(1,205)
Deposits from customers	384,219	182,370	67,525	55,934	41,335	36,104	4,708	387,976	308	(2,598)	(1,467)
Off-balance sheet funds	107,803	66,068	—	24,464	3,906	12,864	500	107,803	—	—	—
Total assets/liabilities and equity	698,690	365,374	88,529	109,079	64,416	54,996	23,248	705,641	6,787	(12,018)	(1,721)
Risk-weighted assets	364,448	104,925	65,170	59,299	56,642	45,674	17,975	349,684	14,765	—	—
31-12-18
Loans and advances to customers	374,027	170,438	60,808	51,101	41,478	34,469	16,598	374,893	990	(1,857)	—
Deposits from customers	375,970	183,414	63,891	50,530	39,905	35,842	4,876	378,456	36	(2,523)	—
Off-balance sheet funds	98,150	62,559	—	20,647	2,894	11,662	388	98,150	—	—	—
Total assets/liabilities and equity	676,689	354,901	82,057	97,432	66,250	54,373	18,834	673,848	16,281	(13,440)	—
Risk-weighted assets	348,264	104,113	64,175	53,177	56,486	42,724	15,476	336,151	12,113	—	—

(1)	Non-current assets and liabilities held for sale (NCA&L) from the BBVA Paraguay.

Since 2019, a column has been included in the balance sheet, which includes the deletions and balance adjustments between different business areas, especially in terms of the relationship between the areas in which the parent company operates, i.e. Spain, Rest of Eurasia and Corporate Center. In previous years, these deletions were allocated to the different areas, mainly in Banking Activity in Spain. Accordingly, the figures from the previous year have been re-expressed to show comparable series.

30

Spain

Highlights
•	Growth in consumer, retail and commercial portfolios.
•	Net Interest income influenced by the impact of IFRS 16.
•	Continued decrease in operating expenses.
•	Positive impact of the sale of non-performing and write-off portfolios on loan loss provisions and risk indicators.

31

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2019	Δ %	2018
Net interest income	3,645	(1.4)	3,698
Net fees and commissions	1,751	4.1	1,682
Net trading income	239	(54.9)	529
Other operating income and expenses	98	65.2	59
Of which: Insurance activities (1)	518	6.7	485
Gross income	5,734	(3.9)	5,968
Operating expenses	(3,253)	(2.4)	(3,335)
Personnel expenses	(1,883)	0.1	(1,880)
Other administrative expenses	(895)	(22.0)	(1,147)
Depreciation	(476)	54.8	(308)
Operating income	2,480	(5.8)	2,634
Impairment on financial assets not measured at fair value through profit or loss	(216)	(43.6)	(383)
Provisions or reversal of provisions and other results	(386)	(5.9)	(410)
Profit/(loss) before tax	1,878	2.1	1,840
Income tax	(489)	12.0	(437)
Profit/(loss) for the year	1,389	(1.0)	1,403
Non-controlling interests	(3)	(16.0)	(3)
Net attributable profit	1,386	(1.0)	1,400

(1) Includes premiums received net of estimated technical insurance reserves.
Balance sheets	31-12-19	Δ %	31-12-18
Cash, cash balances at central banks and other demand deposits	15,903	(44.3)	28,545
Financial assets designated at fair value	122,844	14.5	107,320
Of which: Loans and advances	34,175	13.1	30,222
Financial assets at amortized cost	195,269	(0.1)	195,467
Of which: Loans and advances to customers	167,341	(1.8)	170,438
Inter-area positions	21,621	54.2	14,026
Tangible assets	3,302	155.2	1,294
Other assets	6,436	(22.0)	8,249
Total assets/liabilities and equity	365,374	3.0	354,901
Financial liabilities held for trading and designated at fair value through profit or loss	78,684	10.8	71,033
Deposits from central banks and credit institutions	41,092	(10.5)	45,914
Deposits from customers	182,370	(0.6)	183,414
Debt certificates	35,523	13.3	31,352
Inter-area positions	—	—	—
Other liabilities	18,484	27.3	14,519
Economic capital allocated	9,220	6.3	8,670

Relevant business indicators	31-12-19	Δ %	31-12-18
Performing loans and advances to customers under management (1)	164,150	(1.4)	166,396
Non-performing loans	8,635	(14.3)	10,073
Customer deposits under management (1)	182,370	(0.3)	182,984
Off-balance sheet funds (2)	66,068	5.6	62,559
Risk-weighted assets	104,925	0.8	104,113
Efficiency ratio (%)	56.7		55.9
NPL ratio (%)	4.4		5.1
NPL coverage ratio (%)	60		57
Cost of risk (%)	0.12		0.21

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

32

Activity

The most relevant aspects related to the area’s activity in 2019 have been:

•

At the end of 2019, lending activity (performing loans under management) was lower year-on-year (down 1.4%), with a reduction in mortgage loans and in the institutional and corporate portfolios (-3.2%, -10.4% and -5.1%, respectively), partially offset by consumer growth (including credit cards, up 15.8%) as well as retail and medium-sized businesses (up 3.4% and up 6.4% year-on-year, respectively).

•

In asset quality, the reduction in non-performing loan balances continued over the quarter, with a positive effect on the area’s NPL ratio, which fell by 66 basis points along the year to stand at 4.4% as of December 31, 2019 (5.1% as of December 31, 2018). This evolution was mainly the result of the sale of non-performing and write-offs loan portfolios in 2019, as well as a lower level of non-performing loans in mortgage portfolios. The NPL coverage ratio was 60%, up from the figure at the end of 2018 (57%).

•

Customer deposits under management stayed flat during the year (down 0,3%) and showed an increase in the last quarter (up 1.0%) as a result of the evolution of demand deposits (up 1.5%), which managed to offset the fall in time deposits (down 1.8%).

•	Off-balance sheet funds showed a positive evolution (up 5.6% since December 31, 2018), in both mutual and pension funds.

Results

The 2019 net attributable profit generated by BBVA in Spain was €1,386m, slightly below the same period of the previous year (down 1.0%).

The main highlights of the area’s income statement are:

•

The net interest income registered a slight increase in the quarter (up 1.3%) that allowed the annual rate of decline to decrease (-1.4%, compared to -1.9% year-on-year at the end of September 2019). This is mainly due to the smaller contribution from the ALCO portfolios and the effect of IFRS 16, which entered into force on January 1, 2019.

•

Net fees and commissions also evolved very positively in the quarter (up 5.0%), mainly due to corporate banking operations, and also due to the good performance of the commissions charged for asset management. In the year, they increased by 4.1%.

•

In the NTI line, the quarterly evolution was very notable, which did not manage to offset the smaller contribution compared to the previous year (down 54.9%) due to the irregular behavior of the markets in 2019, as well as the lower portfolio sales.

•

The evolution of other income and operating expenses improved significantly compared to 2018 (up 65.2%) despite the increase to The Deposit Guarantee Fund in the last quarter of 2019, and thanks to the positive evolution of net insurance earnings and the lower costs associated with the real estate business, which are also included in this line of the income statement.

•	The excellent trend in operating expenses (down 2.4% year-on-year) continued as a result of the cost reduction plans. As a result, the efficiency ratio stood at 56.7%.

•	The impairment on financial assets fell compared to 2018, helped by the positive effect of the sale of non-performing and written-off mortgage loan portfolios in the year.

•	Finally, provisions and other results closed at €-386m, or 5.9% lower than the previous year.

33

The United States

Highlights

•	Activity impacted by Fed’s interest-rate cuts.
•	Good performance of net fees and commissions and NTI.
•	Continued improvement of the efficiency ratio.
•	Net attributable profit affected by the impairment on financial assets.

34

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2019	Δ %	Δ % (1)	2018
Net interest income	2,395	5.2	(0.2)	2,276
Net fees and commissions	644	8.1	2.6	596
Net trading income	173	58.8	51.6	109
Other operating income and expenses	12	31.7	29.3	9
Gross income	3,223	7.8	2.3	2,989
Operating expenses	(1,966)	5.7	0.3	(1,861)
Personnel expenses	(1,126)	7.2	1.7	(1,051)
Other administrative expenses	(621)	(1.7)	(6.7)	(632)
Depreciation	(219)	23.1	16.8	(178)
Operating income	1,257	11.4	5.8	1,129
Impairment on financial assets not measured at fair value through profit or loss	(550)	144.9	132.3	(225)
Provisions or reversal of provisions and other results	(2)	n.s.	n.s.	16
Profit/(loss) before tax	705	(23.4)	(27.3)	920
Income tax	(115)	(37.7)	(40.8)	(185)
Profit/(loss) for the year	590	(19.9)	(23.9)	736
Non-controlling interests	—	—	—	—
Net attributable profit	590	(19.9)	(23.9)	736

Balance sheets	31-12-19	Δ %	Δ % (1)	31-12-18
Cash, cash balances at central banks and other demand deposits	8,293	71.5	68.3	4,835
Financial assets designated at fair value	7,659	(26.9)	(28.3)	10,481
Of which: Loans and advances	261	67.1	63.9	156
Financial assets at amortized cost	69,510	9.4	7.3	63,539
Of which: Loans and advances to customers	63,162	3.9	1.9	60,808
Inter-area positions	—	—	—	—
Tangible assets	914	36.7	34.2	668
Other assets	2,153	(15.0)	(16.6)	2,534
Total assets/liabilities and equity	88,529	7.9	5.9	82,057
Financial liabilities held for trading and designated at fair value through profit or loss	282	20.2	18.0	234
Deposits from central banks and credit institutions	4,081	21.1	18.8	3,370
Deposits from customers	67,525	5.7	3.7	63,891
Debt certificates	3,551	(1.4)	(3.2)	3,599
Inter-area positions	3,416	77.3	74.0	1,926
Other liabilities	5,831	3.1	1.2	5,654
Economic capital allocated	3,843	13.6	11.5	3,383

Relevant business indicators	31-12-19	Δ %	Δ % (1)	31-12-18
Performing loans and advances to customers under management (2)	63,241	4.0	2.1	60,784
Non-performing loans	730	(9.0)	(10.7)	802
Customer deposits under management (2)	67,528	5.7	3.7	63,888
Off-balance sheet funds (3)	—	—	—	—
Risk-weighted assets	65,170	1.5	(0.4)	64,175
Efficiency ratio (%)	61.0			62.2
NPL ratio (%)	1.1			1.3
NPL coverage ratio (%)	101			85
Cost of risk (%)	0.88			0.39

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

35

Activity

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rates. These rates, together with the changes at the current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity in 2019 were as follows:

•

Lending activity (performing loans under management) increased quarter-over-quarter and year-on-year (up 3.0% and up 2.1%, respectively), mainly due to the dynamism of the corporate banking and commercial portfolio. The retail portfolio remained practically flat during 2019 (down 0.9%), with slight declines in the mortgage and consumer portfolios, which were partially offset by the increase in credit cards, mainly due to BBVA’s commercial effort to promote this product amongst its clients.

•

With regard to the risk indicators, there was a significant reduction in non-performing loans in the quarter that caused the NPL ratio to stand at 1.1% at year end. The NPL coverage ratio improved to 101%.

•	Customer deposits under management increased 3.7% year-on-year, explained by an increase in demand deposits (+10.6%), which offset the decrease in term deposits (-15.4%).

Results

The United States generated a net attributable profit of €590m during 2019, which is 23.9% lower than the previous year as a result of the increase in the impairment of financial assets. The most relevant aspects related to the income statement are summarized below:

•

The net interest income was stable during the year, since the good performance during the first half of the year was hampered by the Fed rate cuts in the second half of the year. This line decreased 2.1% in the last quarter of the year.

•

Net fees and commissions increased 2.6% in the year mainly due to the increase in those fees and commissions related to investment banking, cards, commercial establishments and, to a lesser extent, those associated with syndicated loans.

•	Significant increase in NTI (up 51.6% in the year) as a result of greater capital gains from the sale of ALCO portfolios.

•	Operating expenses remained stable (up 0.3%) in 2019.

•

There was an increase in the impairment of financial assets during 2019 (up 132.3%), due to provisions for specific commercial portfolio customers, more write-offs in the consumer portfolio and an adjustment in the macro scenario. In addition, the comparison was affected by the release in 2018 of hurricane-related provisions from the previous year. Consequently, the cumulative cost of risk as of December 2019 increased to 0.88%, compared with 0.39% as of December 2018.

36

Mexico

Highlights
•	Good performance of the lending activity, boosted by growth in the retail portfolio.
•	Positive trend of customer funds especially in demand deposits.
•	Net Interest Income growth in line with activity.
•	Excellent performance of the NTI.
•	Cumulative cost of risk at historically low levels.

37

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2019	Δ %	Δ % (1)	2018
Net interest income	6,209	11.5	5.9	5,568
Net fees and commissions	1,298	7.8	2.3	1,205
Net trading income	310	38.7	31.7	223
Other operating income and expenses	212	7.6	2.1	197
Gross income	8,029	11.6	6.0	7,193
Operating expenses	(2,645)	10.6	4.9	(2,392)
Personnel expenses	(1,124)	9.8	4.3	(1,024)
Other administrative expenses	(1,175)	5.3	(0.0)	(1,115)
Depreciation	(346)	36.6	29.7	(253)
Operating income	5,384	12.2	6.5	4,800
Impairment on financial assets not measured at fair value through profit or loss	(1,698)	9.2	3.6	(1,555)
Provisions or reversal of provisions and other results	5	(80.4)	(81.4)	24
Profit/(loss) before tax	3,691	12.9	7.2	3,269
Income tax	(992)	10.0	4.4	(901)
Profit/(loss) for the year	2,699	14.0	8.2	2,368
Non-controlling interests	(0)	14.1	8.3	(0)
Net attributable profit	2,699	14.0	8.2	2,367

Balance sheets	31-12-19	Δ %	Δ % (1)	31-12-18
Cash, cash balances at central banks and other demand deposits	6,489	(21.6)	(26.0)	8,274
Financial assets designated at fair value	31,402	20.7	13.9	26,022
Of which: Loans and advances	777	n.s.	n.s.	72
Financial assets at amortized cost	66,180	14.7	8.2	57,709
Of which: Loans and advances to customers	58,081	13.7	7.2	51,101
Tangible assets	2,022	13.1	6.7	1,788
Other assets	2,985	(18.0)	(22.6)	3,639
Total assets/liabilities and equity	109,079	12.0	5.6	97,432
Financial liabilities held for trading and designated at fair value through profit or loss	21,784	20.8	14.0	18,028
Deposits from central banks and credit institutions	2,117	209.9	192.3	683
Deposits from customers	55,934	10.7	4.4	50,530
Debt certificates	8,840	3.2	(2.6)	8,566
Other liabilities	15,514	0.2	(5.5)	15,485
Economic capital allocated	4,889	18.1	11.4	4,140

Relevant business indicators	31-12-19	Δ %	Δ % (1)	31-12-18
Performing loans and advances to customers under management (2)	58,617	14.1	7.6	51,387
Non-performing loans	1,478	29.9	22.5	1,138
Customer deposits under management (2)	55,331	11.2	4.9	49,740
Off-balance sheet funds (3)	24,464	18.5	11.8	20,647
Risk-weighted assets	59,299	11.5	5.2	53,177
Efficiency ratio (%)	32.9			33.3
NPL ratio (%)	2.4			2.1
NPL coverage ratio (%)	136			154
Cost of risk (%)	3.01			3.07

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

38

Activity

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rates. These rates, together with changes at constant exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity in 2019 have been:

•

Lending activity (performing loans under management) showed a strong dynamism in the final quarter of the year, with growth of 1.7% that boosted the year-on-year variation to 7.6%. It can be seen that even when economic uncertainty was observed throughout the year and there was a slowdown in credit growth in the system, BBVA managed to maintain its leadership position in Mexico, with a market share of 22.8% in performing loans, according to local figures from the National Banking and Securities Commission (CNBV) at the end of November 2019.

•

The wholesale portfolio, showed an increase of 5.1% year on year, driven mainly by the positive performance of business loans which grew by 3.9% in 2019. It should be noted the positive performance of the corporate banking portfolio in the quarter, which managed to reverse the downward trend observed until September to end the year with a positive growth compared to 2018. The retail portfolio maintained the dynamism shown throughout 2019 and closed the year with a year-on-year growth rate of 8.1%, strongly supported by consumer loans (payroll and those loans used for the purchase of cars, mainly) and mortgages (up 13.1% and up 10.5% respectively, compared to December 2018). This portfolio also showed a double-digit year-on-year growth rate in the new loan production.

•	In terms of asset quality indicators, the NPL ratio stood at 2.4% while NPL coverage ratio stood at 136%.

•

Total customer funds (customer deposits under management, mutual funds and other off-balance sheet funds) grew by 7.0%, despite the highly competitive market. The rise can be explained by an increase in the demand deposits (up 6.2%), and the positive evolution of mutual funds (up 16.7%), driven by the wide range of these type of investment products. Regarding the funding mix, demand deposits represent 80% of the total customer deposits under management at the end of 2019.

Results

BBVA in Mexico achieved a net attributable profit of €2,699m in 2019, up 8.2% year-on-year. The most relevant aspects related to the income statement are summarized below:

•	The strong performance of the net interest income, with a year-on-year growth of 5.9%, driven by higher income from the retail portfolio.

•	Net fees and commissions grew by 2.3%, despite the strong pressures from the competitive environment. This evolution is mainly explained by the increase in the credit card billing from customers.

•	NTI showed an excellent performance, with a 31.7% year-on-year growth derived mainly from the gains coming from portfolio sales.

•	Other operating income and expenses increased by 2.1% year-on-year, resulting from higher earnings in the insurance business and despite the higher contribution to the Deposit Guarantee Fund.

•

Gross income grew by 6.0% in year-on-year terms, exceeding the increase in operating expenses (up 4.9%) which, despite being heavily influenced by the increase in the contribution to the Foundation, follow a strict cost control policy. As a result, the efficiency ratio improved in 2019 to 32.9%.

•

The impairment on financial assets line increased by 3.6% mainly due to the higher requirement derived from the greater dynamism observed in the retail portfolio, and the negative impact of the deterioration in the macro scenario. Despite all of the above, the cumulative cost of risk stood at 3.01% in 2019, which is the lowest level of the last nine years.

•

In the provisions (net) and other gains (losses) line, the comparison was negative due to extraordinary income in the first half of 2018 from the sale of holdings in real estate developments by BBVA in Mexico.

39

Turkey

Highlights

•	In Turkish lira, positive activity performance and relevant improvement in the spread.

•	Operating expenses growth below the inflation rate.

•	Positive evolution of net fees and commissions and lower requirements for loan-loss provisions on financial assets.

BUSINESS ACTIVITY (1)
(YEAR-ON-YEAR CHANGE AT CONSTANT EXCHANGE RATE. DATA AS OF 31-12-19)

16.6%
6.7%
Performing loans and advances to customers under management
Customers funds under management

(1) Excluding repos.

NET INTEREST INCOME/ATAS
(PERCENTAGE. CONSTANT EXCHANGE RATE)

5.68
4.44
4.21
4.24
5.00
4Q18
1Q19
2Q19
3Q19
4Q19

OPERATING INCOME
(MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

-0.2%(1)
2,381
2,375
473
497
661
750
548
535
573
719
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19

(1) At current exchange rate: -10.5%.

NET ATTRIBUTABLE PROFIT
(MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

-0.5%(1)
508
506
148
142
131
88
136
145
97
127
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19

(1) At current exchange rate: -10.7%

40

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2019	Δ %	Δ % (1)	2018
Net interest income	2,814	(10.2)	0.1	3,135
Net fees and commissions	717	4.5	16.5	686
Net trading income	10	(11.7)	(1.6)	11
Other operating income and expenses	50	(28.7)	(20.5)	70
Gross income	3,590	(8.0)	2.6	3,901
Operating expenses	(1,215)	(2.6)	8.6	(1,247)
Personnel expenses	(678)	3.3	15.2	(656)
Other administrative expenses	(359)	(20.8)	(11.8)	(453)
Depreciation	(179)	29.3	44.1	(138)
Operating income	2,375	(10.5)	(0.2)	2,654
Impairment on financial assets not measured at fair value through profit or loss	(906)	(24.6)	(16.0)	(1,202)
Provisions or reversal of provisions and other results	(128)	n.s.	n.s.	(8)
Profit/(loss) before tax	1,341	(7.1)	3.5	1,444
Income tax	(312)	6.5	18.7	(293)
Profit/(loss) for the year	1,029	(10.6)	(0.3)	1,151
Non-controlling interests	(524)	(10.4)	(0.2)	(585)
Net attributable profit	506	(10.7)	(0.5)	567

Balance sheets	31-12-19	Δ %	Δ % (1)	31-12-18
Cash, cash balances at central banks and other demand deposits	5,486	(30.1)	(22.9)	7,853
Financial assets designated at fair value	5,268	(4.3)	5.6	5,506
Of which: Loans and advances	444	8.4	19.6	410
Financial assets at amortized cost	51,285	1.9	12.5	50,315
Of which: Loans and advances to customers	40,500	(2.4)	7.7	41,478
Tangible assets	1,117	5.5	16.4	1,059
Other assets	1,260	(16.9)	(8.4)	1,517
Total assets/liabilities and equity	64,416	(2.8)	7.3	66,250
Financial liabilities held for trading and designated at fair value through profit or loss	2,184	17.9	30.1	1,852
Deposits from central banks and credit institutions	4,473	(33.6)	(26.7)	6,734
Deposits from customers	41,335	3.6	14.3	39,905
Debt certificates	4,271	(28.4)	(21.0)	5,964
Other liabilities	9,481	2.3	12.9	9,267
Economic capital allocated	2,672	5.7	16.6	2,529

Relevant business indicators	31-12-19	Δ %	Δ % (1)	31-12-18
Performing loans and advances to customers under management (2)	39,662	(3.3)	6.7	40,996
Non-performing loans	3,663	27.4	40.5	2,876
Customer deposits under management (2)	41,324	3.6	14.3	39,897
Off-balance sheet funds (3)	3,906	35.0	48.9	2,894
Risk-weighted assets	56,642	0.3	10.6	56,486
Efficiency ratio (%)	33.8			32.0
NPL ratio (%)	7.0			5.3
NPL coverage ratio (%)	75			81
Cost of risk (%)	2.07			2.44

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

41

Activity

Unless expressly stated and communicated otherwise, rates of changes explained ahead, both for activity and for income, will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity year-to-date as of December 31, 2019 were:

•

Lending activity (performing loans under management) rose by 6.7% year-to-date (up 8.2% in quarterly terms) mainly driven by Turkish Lira loan growth. Significant performance of Turkish Lira loans in the last quarter of 2019 by 6.6% where foreign currency loans remained stable after the contraction in the first nine months of 2019 (in U.S. dollar terms).

•

Turkish Lira commercial loans grew year-to-date thanks to a strong performance in the first quarter supported by the Credit Guarantee Fund (CGF) utilization and short term corporate loans. In addition, consumer loans expanded in year-on-year terms of, explained by the improvement in the last quarter of the year mainly driven by the General Purpose Loans and thanks to the declining interest rate environment. Additionally, credit cards continued to show solid performance on a year-on-year basis.

•	In terms of asset quality, the NPL ratio slightly decreased to 7.0% from 7.2% as of September 30, 2019. The NPL coverage ratio stands at 75% December 31, 2019.

•

Customer deposits under management (64% of total liabilities in the area as of December 31, 2019) remained the main source of funding for the balance sheet and increased by 14.3% on a year-on-year basis. It is worth mentioning the good performance of demand deposits, which increased by 38.6% year-on-year and 12.3% in the last quarter. Demand deposits share in total deposits is 38.1%.

Results

Turkey generated a net attributable profit of €506m in 2019 representing a flattish year-on-year evolution (down 0.5%). The net attributable profit of this business area in the fourth quarter increased by 31.5%. The most significant aspects of the year-on-year evolution in the income statement are the following:

•

Net interest income remains stable mainly thanks to the successful price management that led to increase in both Turkish Lira and Foreign currency spreads offset by a sharp reduction in inflation-linked bonds contribution.

•	Income from net fees and commissions grew by 16.5%. This significant increase was mainly driven by the positive performance in payment systems and backed by money transfers and non-cash loans.

•	Flat NTI despite the unfavorable market conditions.

•	Gross income grew by 2.6% in 2019 compared to 2018, thanks to the increase in core banking revenues.

•

Operating expenses increased by 8.6%, significantly below the average inflation rate during the last 12 months which stood an average of 15.5%. As a result of strict cost-control discipline, the efficiency ratio remained at low levels (33.8%).

•

Impairment on financial assets declined by 16.0% on a year-on-year basis due to lower negative impacts from the macro scenario update and higher big ticket provisions coming from the wholesale-customer portfolio in 2018. As a result, the cumulative cost of risk of the area stood at 2.07%.

•	Provisions or reversal of provisions and other results subtracts €128m versus €8m in 2018 due to higher provisions for contingent liabilities and commitments.

42

South America
Highlights
•	Positive evolution of activity in the main countries: Argentina, Colombia and Peru.
•	Improved efficiency ratio, supported by the growth in net interest income and the control in operating expenses.
•	Greater NTI contribution in the year due to the positive effect derived from Prisma sale in Argentina and the positive contribution of foreign exchange transactions.
•	Net attributable profit impacted by Argentina’s inflation adjustment.
•	Positive contribution of the main countries to the Group’s attributable profit.

43

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2019	Δ %	Δ % (1)	2018
Net interest income	3,196	6.2	15.2	3,009
Net fees and commissions	557	(11.9)	(5.0)	631
Net trading income	576	42.3	58.1	405
Other operating income and expenses	(479)	39.1	33.6	(344)
Gross income	3,850	4.0	14.3	3,701
Operating expenses	(1,574)	(7.9)	1.6	(1,709)
Personnel expenses	(794)	(6.1)	4.2	(846)
Other administrative expenses	(609)	(17.5)	(9.0)	(738)
Depreciation	(171)	36.7	45.6	(125)
Operating income	2,276	14.3	25.2	1,992
Impairment on financial assets not measured at fair value through profit or loss	(777)	21.7	29.4	(638)
Provisions or reversal of provisions and other results	(103)	57.8	83.4	(65)
Profit/(loss) before tax	1,396	8.3	20.1	1,288
Income tax	(368)	(21.6)	(16.3)	(469)
Profit/(loss) for the year	1,028	25.5	42.3	819
Non-controlling interests	(307)	27.1	38.8	(241)
Net attributable profit	721	24.8	43.8	578
BBVA Chile (2)	—	—	—	64
Net attributable profit excluding BBVA Chile	721	40.4	64.0	514

Balance sheets	31-12-19	Δ %	Δ % (1)	31-12-18
Cash, cash balances at central banks and other demand deposits	8,601	(4.3)	5.3	8,987
Financial assets designated at fair value	6,120	8.6	13.1	5,634
Of which: Loans and advances	114	(11.7)	(13.2)	129
Financial assets at amortized cost	37,869	3.3	7.4	36,649
Of which: Loans and advances to customers	35,701	3.6	7.5	34,469
Tangible assets	968	19.1	25.3	813
Other assets	1,438	(37.2)	(34.1)	2,290
Total assets/liabilities and equity	54,996	1.1	6.1	54,373
Financial liabilities held for trading and designated at fair value through profit or loss	1,860	37.1	36.0	1,357
Deposits from central banks and credit institutions	3,656	18.9	20.0	3,076
Deposits from customers	36,104	0.7	6.4	35,842
Debt certificates	3,220	0.4	0.9	3,206
Other liabilities	7,664	(10.3)	(4.8)	8,539
Economic capital allocated	2,492	5.8	11.9	2,355

Relevant business indicators	31-12-19	Δ %	Δ % (1)	31-12-18
Performing loans and advances to customers under management (3)	35,598	3.1	7.0	34,518
Non-performing loans	1,853	6.1	6.6	1,747
Customer deposits under management (4)	36,123	0.4	6.0	35,984
Off-balance sheet funds (5)	12,864	10.3	10.7	11,662
Risk-weighted assets	45,674	6.9	13.5	42,724
Efficiency ratio (%)	40.9			46.2
NPL ratio (%)	4.4			4.3
NPL coverage ratio (%)	100			97
Cost of risk (%)	1.88			1.44

(1)	Figures at constant exchange rates.
(2)	Earnings generated by BBVA Chile until its sale on July 6, 2018.
(3)	Excluding repos.
(4)	Excluding repos and including specific marketable debt securities.
(5)	Includes mutual funds, pension funds and other off-balance sheet funds.

44

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)

	Operating income				Net attributable profit
Country	2019	Δ %	Δ % (1)	2018	2019	Δ %	Δ % (1)	2018
Argentina	548	213.6	n.s.	175	133	n.s.	n.s.	(32)
Chile	134	(53.7)	(51.9)	289	55	(60.0)	(58.5)	137
Colombia	639	0.2	5.6	638	267	19.1	25.5	224
Peru	827	13.4	9.2	730	202	5.9	1.9	191
Other countries (2)	128	(20.4)	(16.5)	160	65	11.6	19.9	59
Total	2,276	14.3	25.2	1,992	721	24.8	43.8	578

(1)	Figures at constant exchange rates.
(2)	Venezuela, Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)

	Argentina		Chile		Colombia		Peru
	31-12-19	31-12-18	31-12-19	31-12-18	31-12-19	31-12-18	31-12-19	31-12-18
Performing loans and advances to customers under management (1)(2)	2,929	2,716	1,806	1,935	12,853	12,040	15,030	13,859
Non-performing loans and guarantees given (1)	105	56	74	55	741	782	806	736
Customer deposits under management (1)(3)	4,366	3,851	6	10	12,696	12,761	14,643	13,331
Off-balance sheet funds (1)(4)	644	504	—	—	1,389	1,309	1,821	1,729
Risk-weighted assets	6,093	8,036	2,121	2,243	14,172	12,680	19,293	15,739
Efficiency ratio (%)	46.9	73.7	33.0	42.1	36.2	37.1	35.8	36.0
NPL ratio (%)	3.4	2.0	3.9	2.8	5.3	6.0	4.1	4.0
NPL coverage ratio (%)	161	111	91	93	98	100	96	93
Cost of risk (%)	4.22	1.60	2.79	0.81	1.67	2.16	1.45	0.98

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

Activity and results

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity as of December 31, 2019 were:

•

Lending activity (performing loans under management) remained above the end of the previous year, increasing by 7.0%. It is important to highlight the evolution of the retail portfolio, which continues to show positive performance especially in credit cards and consumer loans. With regard to asset quality, both the NPL ratio and NPL coverage ratio closed at 4.4% and 100%, respectively, slightly above the end of the previous year.

•

On the funding side, deposits from customers under management increased by 6.0% in the year, mainly due to the growth of time deposits and, to a lesser extent, demand deposits. Off-balance sheet funds grew by 10.7% in the same period.

With respect to results, South America generated a cumulative net attributable profit of €721m in 2019, amounting to year-on-year growth of 43.8% (up 24.8% at current exchange rates). The cumulative impact in 2019 of hyperinflation in Argentina on the area’s net attributable profit was €-98m.

The most relevant aspects of the income statement are summarized below:

•	There was significant income generation from the net interest income, which grew 15.2% in the last twelve months (up 6.2% at current exchange rates).

•

Higher contribution from NTI (up 58.1%, up 42.3% at current exchange rates) due to the positive effect derived from Prisma sale in Argentina and the positive contribution of foreign exchange transactions.

•	Operating expenses were slightly higher than the previous year (up 1.6%, down 7.9% at current exchange rates).

•	Impairment on financial assets increased by 29.4% (up 21.7% at current exchange rates), bringing the cumulative cost of risk to 1.88% as of the end of December 2019.

•	Higher provisions (net) and other gains (losses) compared to the previous year (up 83.4%, up 57.8% at current exchange rates).

45

On homogeneous comparison, i.e. excluding the sale of BBVA Chile that was completed in July 2018, the net attributable profit grew by 40.4% in 2019 at current exchange rates compared to the previous year (+64.0% at constant exchange rates).

The most significant countries in the business area, Argentina, Colombia and Peru, performed as follows in 2019 in terms of activity and earnings:

Argentina

•

Lending activity grew by 7.9% explained by the performance of retail loans, mainly due to the increased activity in consumer and credit card portfolios. With regards to asset quality, the NPL ratio increased compared to the last year and stood at 3.4% as of December 31, 2019. Despite this, it continued to perform better than the system and showed a decrease of 30 basis points in the quarter.

•

In terms of funding, deposits from customers under management increased by 13.4%, mainly supported by demand deposits, while off-balance sheet funds increased by 27.9%, both compared to December 2018 figures.

•

Net attributable profit was €133m, driven mainly by the strong performance of net interest income (due to the increased contribution from securities portfolios and a better customer spread) as well as an increase in NTI (positively impacted by the sale of the stake in Prisma Medios de Pago S.A. in the first quarter of 2019 and to foreign exchange transactions). This performance was negatively impacted by increased operating expenses, which were influenced by high levels of inflation and higher impairments on financial assets explained by the downgrade in the rating and by the situation of the country.

Colombia

•

Lending activity grew 6.8% in the year explained by the good performance of the retail portfolio, especially consumer and mortgage loans and of the public sector loans. In terms of asset quality, the NPL ratio fell to 5.3% as of December 2019.

•	Deposits from customers under management remained flat compared to the end of 2018.

•

The net attributable profit stood at €267m, increasing by of 25.5% year-on-year basis, thanks to the generation of net interest income, the positive performance of the NTI (up 14.1%) due to sales of inflation-linked asset portfolios and the valuation of the security portfolio, lower level of impairments of financial assets and provisions and a lower tax rate, as a result of the court ruling declaring the corporate tax surcharge applicable to financial entities illegal.

Peru

•

Lending activity increased by 8.5% compared to the end of 2018 mainly explained by the evolution of the wholesale portfolio and also supported by the strong performance of retail portfolios, especially consumer lending and mortgages. With regards to asset quality, there was an increase in the NPL ratio, to 4.1%, and in NPL coverage ratio, which reached 96%.

•	Customer deposits under management increased by 9.8% in the year, mainly due to growth in the time deposits (up 27.0%).

•

Good performance in the net interest income, which grew by 7.3% year-on-year due to higher business volumes. The NTI also showed an important increase of 25.6% year-on-year due to foreign exchange transactions. As a result, the net attributable profit stood at €202m, showing a year-on-year growth of 1.9%, offset by higher operating expenses and a higher level of impairments on financial assets.

46

Rest of Eurasia

Highlights

•	Good performance in lending, especially in Asia.

•	Flattish recurring revenue and positive performance of the NTI.

•	Controlled growth of operating expenses.

•	Improved risk indicators.

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2019	Δ %	2018
Net interest income	175	(0.0)	175
Net fees and commissions	139	0.4	138
Net trading income	131	29.2	101
Other operating income and expenses	9	n.s.	(0)
Gross income	454	9.6	414
Operating expenses	(293)	2.2	(287)
Personnel expenses	(144)	5.7	(136)
Other administrative expenses	(131)	(9.2)	(144)
Depreciation	(18)	194.2	(6)
Operating income	161	26.1	127
Impairment on financial assets not measured at fair value through profit or loss	(4)	n.s.	24
Provisions or reversal of provisions and other results	6	n.s.	(3)
Profit/(loss) before tax	163	10.0	148
Income tax	(36)	(31.3)	(52)
Profit/(loss) for the year	127	32.3	96
Non-controlling interests	—	—	—
Net attributable profit	127	32.3	96

Balance sheets	31-12-19	Δ %	31-12-18
Cash, cash balances at central banks and other demand deposits	247	3.8	238
Financial assets designated at fair value	477	(5.2)	504
Of which: Loans and advances	—	—	—
Financial assets at amortized cost	22,224	24.9	17,799
Of which: Loans and advances to customers	19,660	18.4	16,598
Inter-area positions	—	—	—
Tangible assets	72	81.2	39
Other assets	228	(10.5)	254
Total assets/liabilities and equity	23,248	23.4	18,834
Financial liabilities held for trading and designated at fair value through profit or loss	57	36.7	42
Deposits from central banks and credit institutions	1,039	(18.2)	1,271
Deposits from customers	4,708	(3.5)	4,876
Debt certificates	836	292.6	213
Inter-area positions	15,336	34.5	11,406
Other liabilities	399	47.9	270
Economic capital allocated	873	15.4	757

47

Relevant business indicators	31-12-19	Δ %	31-12-18
Performing loans and advances to customers under management (1)	19,654	18.7	16,553
Non-performing loans	350	(18.7)	430
Customer deposits under management (1)	4,708	(3.5)	4,876
Off-balance sheet funds (2)	500	29.1	388
Risk-weighted assets	17,975	16.1	15,476
Efficiency ratio (%)	64.6		69.3
NPL ratio (%)	1.2		1.7
NPL coverage ratio (%)	98		83
Cost of risk (%)	0.02		(0.11)

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

Activity and results

The most relevant aspects of the area’s activity and earnings in 2019 were:

•	Lending activity (loans and advances to customers) increased 18.7% in 2019, mainly driven by the strong performance in Asia.

•	Credit risk indicators compare positively compared to the end of 2018: the non-performing loan ratio improved from 1.7% to 1.2 at the end of 2019 and the NPL coverage ratio increased from 83% to 98%.

•	Customer deposits under management fell by 3.5% in 2019, affected by the negative interest rate environment in Europe.

•

As regards to earnings, the NTI performed strongly (up 29.2% year-on-year) due to the contribution of commercial activity in the Global Markets area, which compensated for the decreased dynamism of the net interest income and commissions, which remained flat. Continued management of discretionary expenses resulted in controlled growth of operating expenses (up 2.2% year-on-year). The impairment on financial assets compares negatively with the previous year, due to the releases made in 2018 explained by the lower reserve requirement provisions in Europe. As a result, the area’s net attributable profit in 2019 was €127m (up 32.3% year-on-year).

48

Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2019	Δ %	2018
Net interest income	(233)	(13.4)	(269)
Net fees and commissions	(73)	24.0	(59)
Net trading income	(54)	(65.0)	(155)
Other operating income and expenses	21	(66.1)	63
Gross income	(339)	(19.3)	(420)
Operating expenses	(955)	9.6	(871)
Personnel expenses	(591)	12.1	(527)
Other administrative expenses	(173)	20.3	(144)
Depreciation	(190)	(4.6)	(200)
Operating income	(1,294)	0.2	(1,291)
Impairment on financial assets not measured at fair value through profit or loss	(0)	(98.4)	(2)
Provisions or reversal of provisions and other results	(1,481)	n.s.	830
Profit/(loss) before tax	(2,775)	n.s.	(463)
Income tax (1)	258	119.3	118
Profit/(loss) for the year (1)	(2,517)	n.s.	(346)
Non-controlling interests	0	(91.8)	3
Net attributable profit (1)	(2,517)	n.s.	(343)
Of which:
Goodwill impairment in the United States	(1,318)
Capital gains from the sale of BBVA Chile			633
Net attributable profit excluding the goodwill impairment in the United States and the capital gains from the sale of BBVA Chile	(1,199)	22.8	(976)

(1) As a result of the amendment to IAS 12 “Income Taxes”, and in order to make the information comparable, the 2018 income statement has been restated.
Balance sheets	31-12-19	Δ %	31-12-18
Cash, cash balances at central banks and other demand deposits	836	14.2	732
Financial assets designated at fair value	2,458	(10.2)	2,738
Of which: Loans and advances	—	—	—
Financial assets at amortized cost	2,480	(6.9)	2,665
Of which: Loans and advances to customers	813	(17.9)	990
Inter-area positions	(21,621)	54.2	(14,026)
Tangible assets	2,240	42.4	1,573
Other assets	20,394	(9.8)	22,598
Total assets/liabilities and equity	6,787	(58.3)	16,281
Financial liabilities held for trading and designated at fair value through profit or loss	14	(65.1)	39
Deposits from central banks and credit institutions	718	(2.1)	733
Deposits from customers	308	n.s.	36
Debt certificates	7,764	(5.5)	8,212
Inter-area positions	(32,067)	40.6	(22,808)
Other liabilities	566	(70.5)	1,917
Economic capital allocated	(23,989)	9.9	(21,833)
Shareholders’ funds	53,474	7.0	49,985

49

The Corporate Center recorded a negative net attributable profit of €2,517m in 2019, resulting from the goodwill impairment of the United States for an amount of €1,318m in December 2019. The net attributable profit was a loss of €343m, as it included the net capital gains from the sale of BBVA Chile. In addition, the most significant parts of the change in the 2019 statement was:

•

The NTI had a positive year-on-year comparison, as the losses generated in 2019 were lower than those in 2018, mainly due to increased capital gains in the portfolio of industrial and financial holdings.

•

Other operating income and expenses primarily include Telefónica, S.A. dividends, as well as the income of companies accounted for by the equity method, including holdings in real estate companies. The positive contribution of this line in 2019 was 66.1% less than in 2018.

•	Operating expenses include the expenses from the corporate functions and whose year-on-year increase (+9.6%) is related to the expenses associated with data and cybersecurity.

•

The line of provisions or reversal of provisions and other gains (losses) shows, in 2019, the goodwill impairment in the United States, and in 2018, the capital gains generated by the sale of BBVA Chile

50

Other information: Corporate & Investment Banking

Highlights

•	Good performance of activity with customers.

•	Leadership position in green and sustainable loans.

•	Positive evolution of net interest income, linked to the activity.

•	Net attributable profit positively impacted by good performance in the fourth quarter.

51

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2019	Δ %	Δ % (1)	2018
Net interest income	1,541	4.2	7.5	1,479
Net fees and commissions	730	5.1	5.9	695
Net trading income	839	(2.4)	0.5	860
Other operating income and expenses	(56)	35.7	26.3	(41)
Gross income	3,055	2.1	4.8	2,993
Operating expenses	(1,067)	3.4	3.8	(1,032)
Personnel expenses	(479)	5.8	5.6	(452)
Other administrative expenses	(463)	(1.7)	(0.5)	(471)
Depreciation	(126)	15.4	14.7	(109)
Operating income	1,988	1.4	5.4	1,960
Impairment on financial assets not measured at fair value through profit or loss	(237)	(32.5)	(22.4)	(352)
Provisions or reversal of provisions and other results	8	n.s.	n.s.	(36)
Profit/(loss) before tax	1,759	11.8	13.9	1,573
Income tax	(431)	18.4	21.3	(364)
Profit/(loss) for the year	1,328	9.9	11.7	1,209
Non-controlling interests	(297)	57.0	71.2	(189)
Net attributable profit	1,031	1.1	1.5	1,020
(1) Figures at constant exchange rates.
Balance sheets	31-12-19	Δ %	Δ % (1)	31-12-18
Cash, cash balances at central banks and other demand deposits	3,513	(30.9)	(31.9)	5,087
Financial assets designated at fair value	105,386	14.1	13.2	92,391
Of which: Loans and advances	34,153	18.5	18.5	28,826
Financial assets at amortized cost	76,169	16.9	17.4	65,167
Of which: Loans and advances to customers	65,915	12.3	12.7	58,720
Inter-area positions	—	—	—	—
Tangible assets	63	120.7	119.5	29
Other assets	2,506	15.0	12.1	2,179
Total assets/liabilities and equity	187,637	13.8	13.5	164,852
Financial liabilities held for trading and designated at fair value through profit or loss	91,657	25.3	25.1	73,163
Deposits from central banks and credit institutions	15,426	(20.7)	(21.9)	19,464
Deposits from customers	38,864	(9.8)	(10.2)	43,069
Debt certificates	2,625	36.0	34.5	1,931
Inter-area positions	31,678	60.5	61.9	19,742
Other liabilities	2,899	(33.3)	(33.9)	4,348
Economic capital allocated	4,487	43.1	41.9	3,136

(1) Figures at constant exchange rates.

Relevant business indicators	31-12-19	Δ %	Δ % (1)	31-12-18
Performing loans and advances to customers under management (2)	65,509	11.4	11.9	58,796
Non-performing loans	1,211	58.9	63.6	762
Customer deposits under management (2)	38,848	(2.0)	(2.0)	39,642
Off-balance sheet funds (3)	1,037	4.4	8.3	993
Efficiency ratio (%)	34.9			34.5

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

52

Activity

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and profit and loss, will be given at constant exchange rates. These rates, together with changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity in 2019 were:

•

Despite the existence of pressure on margins and excess liquidity in the market, lending activity (performing loans under management) increased by 11.9%. By geographic area, the comparison in the United States, South America and Rest of Eurasia was more favorable.

•	Total customer funds fell 1.7% in 2019 mainly due to a decrease in customer funds (down 2.0%).

•	BBVA was one of the most active financial institutions in sustainability and digitalization, two processes that the Bank wants to continue to promote together with its customers.

•

During 2019, BBVA was one of the most active institutions in the area of sustainable financing, having participated in 36 transactions classified as green and/or linked to sustainability criteria (ESG score, environmental and social KPIs) certified by reputable independent consultants. Of these 36 transactions, 22 were led by BBVA as a sustainability coordinator.

•

This BBVA leadership was demonstrated through relevant operations in different countries (Spain, the United Kingdom, France, Portugal, Belgium, Mexico and China), and various sectors including hotelier, energy (gas and electricity), recycling and automotive components, among others. The 36 operations compared positively with the 23 operations for the whole of 2018.

•

In terms of innovation, following the recognition of financing via blockchain in 2018, BBVA was a pioneer in linking a company’s degree of digitization to its bank financing with the so-called Digital Loan or D-loan. The syndicated loan, placed in Asia and led by BBVA, is the first of its kind worldwide, and demonstrates that the Bank remains at the forefront of innovative solutions for its customers.

Results

CIB generated a net attributable profit of €1,031m in 2019, up 1.5% (up 20.9% in the quarter). The most relevant aspects of the year-on-year changes in the income statement are summarized below:

•	Good performance of net interest income (up 7.5%) linked to the activity, in a complex environment of interest rate cuts with a remarkable performance in transactional banking.

•

Increase of net fees and commissions (up 5.9%), supported by the transactional business and bond origination in Global Markets. By geographic area, the increases in Spain and Mexico stand out and, to a lesser extent, in South America and Rest of Eurasia. The fourth quarter includes commissions from Corporate Finance operations in Spain and Mexico.

•

NTI is flattish compared to the previous year (up 0.5%) resulting from a scenario of relevant cuts in interest rates during the year, which has offset the good performance of activity with customers and foreign exchange operations.

•	Despite the complex market environment, gross income increased on year-on-year terms (up 4.8%).

•	Efficient management of operating expenses, with increased investment in technological projects and containment of discretionary expenses.

•	Lower impairment on financial assets compared to 2018 (down 22.4%).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 31, 2020	By:	/s/ María Ángeles Peláez Morón
Name: María Ángeles Peláez Morón

Title: Authorized representative